As filed with the Securities and Exchange Commission on May 14, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934



                        AMERICAN INTERACTIVE MEDIA, INC.
             (Exact Name of Registrant as Specified in its Charter)


           DELAWARE                                      88-0233444
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


        611 BROADWAY, SUITE 308
          NEW YORK, NEW YORK                                10012
(Address of Principal Executive Office)                  (Zip Code)


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       Registrant's telephone number, including area code: (212) 539-0700

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        SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: None



           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                         Common Stock, $0.001 Par Value

                                (Title of Class)


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FORWARD-LOOKING STATEMENTS -- CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995.

     This Registration Statement on Form 10 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Words such as "expects," "anticipates," "forecasts," "intends," "plans," "believes," "projects," and "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements include, but are not limited to, statements regarding expected product development, expected business growth, industry growth, developing market opportunities, ability to generate revenues and year 2000 readiness under "Item 1--Business," "Item 2--Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Registration Statement. These statements are not guarantees of future performance and involve risks and uncertainties and are based on a number of assumptions that could ultimately prove to be wrong. Actual results and outcomes may vary materially from what is expressed or forecast in such statements. Among the factors that could cause actual results to differ materially are: general economic and business conditions; the Company's limited cash flow and the availability and terms of needed working capital; uncertain acceptance of the Company's products; rapid technological change and evolving industry standards; the Company's dependence on the Internet, cable and direct satellite industries; competition; the Company's ability to manage potential growth, if any; risk of system failures and other risks detailed in this Registration Statement. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

GENERAL OVERVIEW

     American Interactive Media, Inc. ("AIME"), is a media company which creates entertainment programming designed to be distributed through the Internet and cable and satellite television. AIME, through a predecessor, was incorporated in Nevada and began operations in 1986 in an unrelated business. AIME was inactive from 1992 until March 15, 1995, when AIME acquired American Direct Media Inc., ("ADM") a direct marketing company. In 1995, following the acquisition of ADM, AIME determined that it would focus exclusively on developing hardware and software that would allow consumers to access the Internet over their television sets. On September 26, 1997, AIME acquired WebFeat, Inc. ("WebFeat"), a company involved in the development of entertainment program networks ("Program Networks" or "Networks") for the Internet which could be repackaged for transmission over other broadband networks, primarily digital cable and direct broadcast satellite ("DBS"). On January 29, 1998, AIME reincorporated in Delaware through a merger of AIME with and into a wholly-owned subsidiary formed for that sole purpose. In 1999, AIME redirected its focus exclusively towards the development of entertainment Program Networks.

     Since 1995, we have focused exclusively on Internet-related products and services. Until recently, a primary focus of ours had been our webPASSPORT System, a unique customizable service designed for both personal computer ("PC") and Internet-to-television viewing. The webPASSPORT System utilized a television set-top box capable of adding Internet access to a standard television, and a proprietary World Wide Web ("Web") browser designed to permit users to navigate vast sources of information available on the System's "channels," or categories of websites grouped together for ease of reference. In connection with our decision to focus exclusively on the development of our Program Networks, on March 3, 1999, we executed a Letter of Intent with PowerChannel, Inc. for the sale of the webPASSPORT System and related equipment in conjunction with the grant of a non-exclusive, worldwide license to operate and use the webPASSPORT System.

     Our current focus is on developing entertainment Program Networks for Internet and cable and satellite television distribution. Each Network is comprised of a group of programs with a common theme, such as, comedy, crime and law enforcement, and romance, and is targeted at a niche audience. Initially, these entertainment Networks are formatted for the Web, the graphical, multimedia-rich portion of the Internet,



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utilizing streaming video and audio technology, a graphical environment and interactive features. The Networks are designed to be distributed over additional platforms, primarily digital cable and direct satellite, but distribution over analog cable and satellite, radio, and over-the-air television broadcast is planned as well. On the Web, our Networks combine the video entertainment qualities of television with the interactivity and community building properties of the Internet.

     ComedyNet, our first digital Program Network launched on the Internet, is webcast (broadcast over the Web) at www.comedynet.com. ComedyNet, which combines live and on-demand streaming video and audio, chat rooms, message boards and other interactive features, brings daily, original and cutting-edge comedy programming to the Internet. Within its first nine months of webcasting, ComedyNet has already received a number of awards and industry distinctions.

     In addition to ComedyNet, we have entered into a joint venture with New Tech Entertainment, LLC ("New Tech"), an Internet and television production company, to develop entertainment-based Program Networks including CrimeBeat, which will be launched on the Web in June 1999, and Pop City and Romance Land, which we plan to launch on the Web. We have also entered into a joint venture with Bid.Com International, Inc. ("Bid.Com") in December 1998 to develop auction opportunities on the Web and other broadband platforms using video and video streaming.

     The Program Networks we are developing are currently in the early stages of commercial rollout. Through offering high quality Program Networks, we seek to accomplish two things: (1) maximize brand awareness for subsequent distribution across multiple digital platforms, and (2) generate subscription and non-subscription based revenues from distribution fees, advertising, monthly access fees, content tier access for premium services, merchandising, show sponsorships, network carriage fees and pay-per-view. There can be no assurance that we will be successful in developing successful Networks or that our Networks will attract a sufficient audience in order to generate profits. See "Risk Factors--The Development of a Market For Our Programming Is Uncertain" and "--Acceptance of Our Programming Is Uncertain".

STRATEGY

     Our business strategy is to develop and launch a diverse portfolio of branded Program Networks on the Internet, leverage Web syndication to attract viewership and gain additional distribution, and repackage the Networks for distribution across additional broadband media. Since our programming is designed for multi-platform distribution, the Program Networks can be migrated to other media, such as digital cable and direct satellite platforms, to broaden their audience, seize cross-promotional opportunities, and fully exploit merchandising and related revenue streams. Key elements of our strategy include:

     Program Network Development; Brand Building

     As a programming and marketing company, our goal is to develop, manage and/or own a broad and diverse group of multi-platform Program Networks. We seek to develop and introduce, through the Internet, Program Networks with high entertainment appeal and which combine creative content with interactive features. Our strategy is to incubate these programs on the Internet by building recognized brands and, as opportunities develop, migrate them to additional broadband platforms including direct satellite and digital cable.

     The Networks we are developing and launching are targeted at niche, clearly defined audiences, which we believe are attractive to advertisers. The initial audiences being targeted include the comedy audience (ComedyNet), men ages 18-34 (CrimeBeat) and women ages 18-54 (Romance Land). We believe that brand-name recognition of our Program Networks will be critical to attracting and retaining viewers, advertisers and commerce partners.


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     Web Syndication

     We are intent on gaining maximum distribution of our Program Networks on the Web before migrating them to other media platforms. Maintaining a presence on Portals, or Web access points, and other high-traffic websites known as gateways, is an important factor in obtaining traffic, establishing brand identity and attracting advertisers. Many of these gateway and Portal sites, which serve as launching or starting points for many Web users, provide content and information that is acquired from third-party content providers. We are seeking to develop Networks that capitalize on this demand for quality entertainment content. We seek to enter into distribution and syndication partnerships to provide multiple gateways into the Program Networks, thereby increasing our Networks' visibility, broadening each Network's reach and building brand recognition.

     Platform Migration; Multi-platform Distribution

     A key element of our strategy is to establish brand identities for our Networks through Web syndication and targeted marketing as a first step in a multimedia rollout. We seek to exploit the cost effective content-development and bandwidth costs associated with Internet programming as a means of building brand recognition. We believe that quality niche programming will be in high demand as Internet penetration accelerates. Furthermore, we believe that with the deployment of digital bandwidth, significant market opportunities will develop for brand-name content that interacts with viewers through various media platforms including the Internet, cable, broadcast television and radio.

     We have focused on developing programming that is designed to migrate to other platforms including digital cable and direct satellite in order to be in a position to capitalize on the benefits of multi-platform distribution. We believe that multi-platform distribution of our programming will afford the benefits of cross-promotional opportunities, enhanced advertising and sponsorship revenues and maximum exploitation of merchandising. Successful implementation of this strategy is partly dependent upon the acceptance, timing and penetration of next generation digital programming and digital set-top boxes.

     Build Revenue Streams

     Since our Program Networks will be targeted to niche audiences, we believe that the traffic and user demographics on our Networks will provide an attractive platform for measurable, targeted, cost-effective and interactive advertising on the Web. We seek to provide advertisers with a variety of Web advertising solutions including traditional banner ads, dynamic video commercials, audio promotions and video animations, helping them exploit the multimedia capabilities of the Internet as an advertising medium.

     As our Networks are migrated to cable and other television-based platforms, we seek to generate revenues by selling commercial spots (giving a share to the local cable operator/satellite provider to sell local spots), through subscription fees for special programming, such as pay-per-view events, merchandising and distribution fees. Additionally, we expect to offer "program" or "event" single-advertiser sponsorships that run on both the Web and television-based platforms.

     Strategic Alliances

     We have entered into, and seek to form, strategic alliances in order to benefit from the expertise of other companies in the areas of technology, consumer marketing, distribution (both Web syndication and cable carriage), advertising sales, and content production and aggregation. These alliances allow us to contain costs as well as enable us to focus our efforts on our core strengths of programming and marketing. In the area of content production, we have entered into a joint venture with New Tech to develop various niche Networks on the Web and cable and satellite platforms. We have also entered into a joint venture with Bid.Com to develop auction opportunities on the Web and other digital broadband platforms utilizing video and video streaming. In the area of distribution, we have entered into an arrangement with United Stations Radio Network, a radio program distributor, for the audio syndication of our comedy programming. In the area of advertising, we are working with Phase2Media to handle our advertising needs. In the area of technology, we are working with

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INTERVU, Inc. ("INTERVU") and RealNetworks Inc. ("RealNetworks") to handle our streaming media needs.

     Portfolio Approach

     A central focus of our strategy is to develop and distribute a portfolio of branded Networks to diverse audiences through a variety of platforms. We believe that it is more efficient to launch a series of niche Networks with diverse audience appeal through a variety of distribution platforms since each program uses the same production capabilities (studio, software, etc.), storage (file servers) and broadcast facilities (down links, encoding, streaming, etc.). We believe that we can benefit from economies of scale by commingling creative, design and productive functions across multiple Networks, as well as distribution, advertising sales, administrative, and to a lesser extent, marketing efforts. Furthermore, by launching our programs on a variety of distribution platforms, we believe we can reduce risk by eliminating reliance on any one distribution sector (e.g., cable and satellite operators, broadcast television and Web-portals).

INDUSTRY BACKGROUND

     Demand for Entertainment Programming

     The entertainment industry is presently undergoing strategic changes as new technologies proliferate in both the development and production of projects and in the electronic distribution of entertainment programming. The development and growth of the Internet, 500 channel cable systems, DBS, home video, CD-ROMs and other interactive multimedia are creating many more opportunities for the distribution of entertainment programming to the consumer.

     According to an industry expert, more than two-thirds of all active Internet users seek entertainment content online. The market for multimedia entertainment has evolved and has grown dramatically with the proliferation and sophistication of PCs and the development of streaming media technologies. The enhanced processing, graphics, sound, storage and transmission capabilities have enabled PC users to more easily and efficiently access compelling entertainment content online capable of rivaling traditional broadcast media. Although a vast amount of entertainment related content is being added to the Web every day, the quality of this content varies significantly. We believe that higher quality content is typically found on topic-specific sites, such as our Program Networks. Consequently, we believe that our Program Networks, which offer compelling and creative content combined with state-of-the-art multimedia capabilities, will benefit from the growing demand for quality, interactive, entertainment programming.

     Growth of the Internet and the World Wide Web

     The Internet is a global collection of thousands of computer networks interconnected to enable commercial organizations, educational institutions, government agencies and individuals to communicate electronically, access and share information, and conduct business. Much of the growth to date in the use of the Internet by businesses and individuals is due to the emergence of the Web, the graphical, multimedia-rich portion of the Internet. Within the Web there can be found content such as magazines, news and sports information, entertainment, video and audio broadcasts, as well as technologies and activities such as customer service, electronic commerce, hotel and airline reservations, banking, games and discussion groups. Electronic documents or "Web pages," which may contain textual, audio and video information, are published on the World Wide Web on what is referred to as a "website" in a common format. Users can view and move among these Web pages by using software called "Web browsers" such as Netscape Navigator or Microsoft Internet Explorer. Users specify which electronic documents they wish to view with their Web browser by entering a document's unique electronic Web address, or Universal Resource Locator ("URL"). The Internet has been growing rapidly in recent years, spurred by developments such as easy-to-use Web browsers with intuitive graphical user interfaces, the availability of multimedia PCs, the rapid development of ways to access the Web without a PC, the adoption of more robust network architectures and the emergence of compelling Web-based content and commerce applications. The broad acceptance of the Internet Protocol standard, specifically, has


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also led to the emergence of intranets (or mini, private Internets) and the development of a wide range of non-PC devices that allow users to access the Internet and intranets.

     Estimates relating to the Internet vary widely since there is no standard for measuring users accessing the Internet and historic data is sparse. Some industry experts analyzing the Internet estimate that there will be 200 million Web users worldwide by the end of 2000. Other industry experts estimate 77.6 million U.S. Internet account holders by the year 2002. While the estimates vary as to the exact numbers, industry analysts predict increasing usage of all types of Internet access devices in the coming years.

     Business Opportunities on the Web

     As is the case with Internet usage, the growth of advertising and consumer dollars spent on the Web has been increasing. Industry experts have estimated that home shoppers will spend more than $78.5 billion online annually by the year 2003, and advertising revenue on the Internet will reach $15 billion by 2003. We believe that a significant opportunity exists for companies providing unique technologies, compelling content, products and services on the Internet.

     We believe the Web is an attractive advertising medium because of its interactivity, flexibility, targetability, cost and accountability. The interactive nature of Web advertising enables advertisers to establish dialogues and more meaningful relationships with potential customers. The flexible nature of a digital medium such as the Web enables advertisers to change their messages on a daily basis in response to real world events and consumer feedback. The ability to target advertisements to broad audiences, specific regional populations, or select individuals makes Web advertising versatile.

     Web advertising can represent a substantial cost savings over more traditional print or broadcast media. Unlike traditional advertising where advertisements are presented to consumers who may or may not have an interest in them, Web advertisements are usually delivered only when a consumer calls for a piece of information or a particular Web page by clicking on a hyperlink. We believe that the Web, unlike traditional media, is a more accountable medium where advertisers can receive reports on the impression levels, demographic viewership and effectiveness of their advertisements. Not only is the amount of advertising on the Web increasing, but also the diversity of advertisers. Web advertising pioneers were mostly technology and Internet-related companies. Today, a growing percentage of Web advertisers consists of more traditional business and consumer companies. As the diversity of Web advertisers grows, so should the amount of revenue generated by Web advertising. We expect to generate advertising revenue directly through advertisements on the Program Networks as well as through revenue sharing agreements for advertisements on our linking partners' pages.

     We believe that the leading Internet content providers will benefit from the increasing number of Internet users since advertisers will more likely advertise on websites that demonstrate a high volume of user traffic or provide advertising programs designed for specific demographic groups. We believe that our Program Networks will offer attractive consumer demographics and will provide an attractive platform for measurable, targeted, cost effective and interactive advertising.

     Development of Multimedia Content on the Internet

     Much of the Internet's rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web's capabilities and improved users' experiences. One of the important changes in the Internet is its evolution from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive and multimedia content. Prior to the development of streaming media technologies, users could not play back audio and video clips until the content was downloaded in its entirety. As a result, live Internet broadcasts were not possible. The development of streaming media products from various companies enables the simultaneous transmission and playback (i.e., the Internet broadcast or "webcast") of continuous "streams" of audio and video content over the Internet and intranets. These technologies have evolved to deliver audio and video over widely


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used modems, yet can scale in quality to take advantage of higher speed access that is expected to be provided by xDSL, cable modems and other emerging broadband technologies. A key programming element of each of our Networks is the streaming of live or stored full-motion video and audio. We are already delivering streaming audio and video via ComedyNet and CrimeBeat, and we plan to do so over the other Program Networks we are developing.

     Broadcasting audio and video content over the Internet offers certain opportunities that are not generally available from traditional media. Currently available analog technology and government regulations limit the ability of radio and television stations to broadcast beyond certain geographic areas. Radios and televisions are not widely used in office buildings and other workplaces, where Internet access has become commonplace. In addition, traditional broadcasters are limited in their ability to measure or identify in real time the listeners or viewers of a program. By using the Internet, targeted streaming media content can be broadcast to a geographically dispersed audience of customers at relatively low costs. Internet users can interact with the broadcast content by responding to online surveys, voting in polls and obtaining additional information. In addition, Internet broadcasters can provide highly specific information about a program's audience to content providers, advertisers and users of Internet business services. This information may be more accurate than the industry surveys, such as those operated by Nielsen Media Research for television, which rely on a sampling of all viewers. Operators of websites can keep track of the number of visitors to their sites and the amount of time spent there as well as the number of times that users revisit the site. Such information can be used by strategic partners as well as linking partners in market studies and to generate advertising revenue.

     Cable Television and Direct Satellite Services

     Cable television is a service that delivers multiple channels of television programming to subscribers who pay a monthly fee for the services they receive. Television and radio signals are received over-the-air or via satellite delivery by antennas, microwave relay stations and satellite earth stations and are modulated, amplified and distributed over a network of coaxial and fiber optic cable to the subscribers' television sets. Cable television systems offer varying levels of service which may include, among other programming, local broadcast network affiliates and independent television stations, satellite-delivered "superstations", certain other news, information and entertainment channels such as CNN, CNBC, ESPN, MTV, and certain premium services such as HBO, Showtime, The Movie Channel, Starz, Cinemax, and pay-per-view specials. Pay-per-view television enables a subscriber with an addressable set-top decoder or satellite receiver to purchase a block of programming, an individual movie or an event, for a set fee. Pay-per-view programming can be delivered via any number of delivery methods including via cable television, direct to home ("DTH") to households with large satellite dishes receiving a C-band low power analog or digital signal, direct broadcast satellite ("DBS") to households with small satellite dishes receiving a Ku-band medium or high power digital signal such as currently offered by DirecTV, Primestar and Echostar (referred to as "DBS services"), wireless cable systems and via new technologies such as cable modem and the Internet. As our programming develops and brand recognition is gained, we expect to launch some of our Program Networks as television-based channels on digital cable and direct satellite platforms. Additionally, we expect to offer "special events" on pay-per-view models.

     Many cable and broadcasting companies have recently begun to utilize digital compression technology, which converts, on average, 10 to 12 analog signals (now used to transmit video) into a digital format and compresses such signals into the space normally occupied by one analog signal. The digitally compressed signal is uplinked to a satellite, which sends the signal back down to a cable system's headend to be distributed, via optical fiber and coaxial cable, to the customer's home. At the home, a set-top box converts the digital signal back into analog channels that can be viewed on a normal television set. The implementation of digital technology will significantly enhance the quantity and quality of channel offerings and will allow for the introduction of high-speed data services and Internet access to customers. These next generation television set-top boxes using digital compression technology have recently become commercially viable. Cable operators are currently upgrading and rebuilding their networks to offer digital video and programming services. It has been estimated that of the approximately 65 million U.S. cable subscribers, approximately 7.7 million homes will


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install digital set top boxes by the end of 2000. Additionally, the FCC has mandated that all broadcasters convert to digital format by 2006.

     We believe that as the deployment of digital bandwidth accelerates, significant market opportunities will emerge for branded content and services that interact with viewers through various platforms including the Internet, digital cable, direct satellite, and other broadcast media. Since our programming is being developed for multi-platform distribution, we are seeking to capitalize on the development and penetration of digital compression technology and other broadband technologies that will merge traditional television with the interactivity of the Web. We believe that by migrating our Networks to television-based platforms we will enhance our ability to generate greater revenues including advertising/sponsorship sales, licensing, pay-per-view fees, subscription revenues and merchandising.

PRODUCTS: THE CONTENT PORTFOLIO

     As a programming and marketing company, it is our goal to develop, manage and/or own a broad and diverse group of multi-platform Program Networks. Our current portfolio consists of ComedyNet, a wholly-owned network, and CrimeBeat, which was created jointly with New Tech. The unique aspect of each of these Networks is their entertainment orientation, which is in contrast to the informational focus of most other Web offerings. Accordingly, our Networks focus on quality and appealing entertainment content, and incorporate information, data and cross references available on the Web only to the extent that it enhances or supports the core entertainment and leisure value of our Networks.

     Our Program Networks retain a television-centric focus while incorporating enhanced Internet features. They incorporate full-motion video, audio and multimedia programming layered with information, referrals, merchandising and promotional elements, in a rich interactive environment. A key programming element of each Network is the video streaming of live or stored, full-motion video. In addition to streaming video, a wide variety of features are incorporated into each Network including libraries of audio, archive/pictorial stills, databases and linked sites.

     All of the website design and development for our Networks is performed in-house by our web developers, programmers and technical personnel. This includes the development of designs for aesthetic and functional characteristics of the websites, as well as the creation of computer files and code that implement the websites. We maintain our own writers, researchers and production personnel to develop and produce original productions across all of our Networks. In addition, we acquire content through strategic alliances with third parties.

     Set forth below is a profile of each Network that has been launched, or in development and scheduled to be launched within the next 12 months:

     ComedyNet

     ComedyNet was our first digital Program Network launched on the Internet (www.comedynet.com), and the first in a series of digital program offerings we plan to migrate to other broadband platforms. In response to what we believe is clear market interest in a competitor to Comedy Central, ComedyNet will be the first of our Networks to be launched as a digital cable network. ComedyNet has attracted a broad and varied roster of talent, established names and newcomers, and is relying on very irreverent and creative programming. For example, Jackie "The Jokeman" Martling, a member of the Howard Stern Show team, has his highly-trafficked Jokeland website, which receives approximately 800,000 page views per month, under the ComedyNet umbrella, giving ComedyNet significant branding opportunities. Additionally, nationally known comedic talent David Brenner is the Chair of our Comic Advisory Board and has signed on as the media spokesperson for the Network. Well-known comedian George Carlin is also on the board.

     ComedyNet brings daily, original, cutting-edge comedy programming to the Internet. The programming is produced at our own webcasting studio in New York and webcast live from various well-known


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venues around the country. ComedyNet is currently scheduled to produce and own eight hours per week of original programming for distribution in all media. To date, with very limited marketing, the ComedyNet website is currently attracting approximately 950,000 page views per month, including approximately 800,000 page views per month through the Jokeland site. We plan to increase ComedyNet's exposure by licensing and syndicating ComedyNet's program elements to other heavily trafficked websites. Toward that end, we have signed syndication agreements with My TV Networks and Entertainment Blvd.Com, and we are currently negotiating and seeking additional distribution arrangements with operators of major portals, content aggregators and other heavily trafficked sites.

     In addition to original and creative content, ComedyNet offers state-of-the-art interactive programming. In conjunction with Bid.Com, ComedyNet recently launched the Internet's first live streaming video and audio auction. This first-of-its-kind auction, hosted by veteran comedian Lewis Black, utilized Bid.Com's patented declining-price (Dutch) auction technology and our creative, marketing and production capabilities. The auction was broadcast by RealNetworks' Real Broadcast Network in RealAudio and RealVideo. Thousands of visitors to the www.bid.com and www.comedynet.com websites visited the auction, and over 90% of the items up for auction sold out. In light of the success of this debut auction, we are currently planning to broadcast future auctions with celebrity and non-celebrity auctioneers alike, and we expect to begin regularly scheduled broadcasts in the coming months.

     During its first year of operation, ComedyNet has received numerous industry awards and distinctions including the Humor Indies "Three Star Salute" award; the "SAV Award" from Audio Visual Daily News for the top streaming audio/video comedy site; "Best of the Planet" award; the "Top 100 Websearchers Award," and was chosen as one of the top three humor sites in Netguide.com's "The Best of 1998." Most recently, it was a finalist for the "Most Entertaining Site" for a 1999 RealNetworks "Streamers Award."

     ComedyNet, which debuted on the Web in the second quarter of 1998, is targeted towards the 18-34 year old male audience. The programming consists of two hours of live video four nights a week, video archive available on demand and regular block rotations of programming. Eventually, we expect to launch pay-per-view events on the Web. We plan to distribute ComedyNet on digital cable, direct satellite or other television-based platforms. When migrated, we expect the Network to feature block rotations of programming around live event broadcasts.

     ComedyNet's content sources include original productions, live comedy club performances from 15 different cities across the country, sketch comedy, improvisation, serials, experimental and cutting-edge, and special events such as Marshalls Women in Comedy, Toyota Comedy Festival and the Chicago Comedy Festival. Acquired Programming includes Jokeland.com, which Jackie Martling promotes several times a day on the Howard Stern Show.

     Current original content presently airing or in development includes:

     o Comedy On The Road: ComedyNet unearths the future of comedy as we tape from comedy clubs across the US and Canada. Some of the major clubs include San Francisco's Punch Line, Denver's Comedy Works, Houston's Laff Stop, Toronto's Laugh Resort, Chicago's Zanies and Boston's Comedy Connection.

     o Scottland: Scottland, which will be created by and star Scott Thompson of "Kids in the Hall" and "The Larry Sanders Show," will be the first original episodic comedy to webcast online. We plan to launch twenty-six episodes of the video-streamed comedy series on the Web this summer.

     o A Day in the Life: A new video-streaming series which debuted on April 1, 1999. Each installment will juxtapose stand-up performances of a different up-and-coming comedian/comedy team with stand-alone segments of the funniest moments from their off-stage lives.

     o Stella: Three guys from the sketch group "The State" have reconvened to create five minute films that show bizarre situations in the most commonplace settings like turning a typical Christmas carolling event into a free-for-all.


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     o    Net//Witts: Sketch group formerly of CNET, HBO and Comedy Central provides interstitials n the form of parodies and mockumentaries.

     o Party in our Shorts: Established and up-and-coming comedians go beyond the stand-up mike and hit the road with a video camera in search of "funny."

     o Lost in LA LA Land: Kelly Carlin-McCall reports from Los Angeles as only a native can--from pieces on cell phone etiquette to crashing Hugh Hefner's birthday party.

     o Breakup Girl: The superheroine who dominates the web at Breakupgirl.com is live monthly from the Gotham Comedy Club giving advice to the lovelorn on ComedyNet.

     We have engaged in brand marketing including promotions, sponsorships, and events during the current website stage, and we plan on extensive marketing to the cable/satellite industry to obtain distribution. We also plan to undertake joint and cooperative consumer marketing campaigns. In order to generate traffic to the ComedyNet website, we have undertaken extensive search engine registration, and have syndicated ComedyNet program elements to heavily-trafficked websites including Entertainment Blvd.Com and several radio stations' websites. In addition, we have sought extensive multimedia sponsorships, and we have entered into a cross-promotional barter arrangement with United Stations Radio Network for the audio syndication of ComedyNet's programming.

     We believe that ComedyNet is well-suited for migration to other broadband platforms since the video programming that it offers differentiates it from other comedy-related sites; it offers well recognized talent support; it fills the demand for standup comedy; and it offers the cable industry a competitor to Comedy Central.

     New Tech Projects

     AIM/New Tech, LLC, our joint venture with New Tech (the "Joint Venture"), is currently developing Networks to launch on the Web, with plans for eventual migration to other broadband platforms as opportunities develop. New Tech, which was founded by Herman Rush, a former chairman of Columbia Pictures Television and ICM Talent Executive, offers extensive television-based experience. The Joint Venture's Networks are being developed in conjunction with experienced television and broadcast producers including Sonny Grosso and Boardwalk Entertainment. The Joint Ventures' Networks include CrimeBeat, which will be the first to be launched on the Web, in June 1999, and Romance Land and Pop City.

     CrimeBeat

     CrimeBeat, targeted towards males ages 18-34, offers law enforcement "Infotainment" programming in topical magazine format, and incorporates interactive features, streaming video and audio elements. CrimeBeat also offers standard community features including chat and message boards. We expect that the Network will primarily be advertiser-supported, but we also expect to generate revenues from e-commerce and access fees for premium content.

     CrimeBeat's content consists of a blend of acquired and original programming. Program areas include:

     o    Crime Talk                         o    Missing Children

     o    Crime Fighters Hall of Fame        o    Crime Prevention

     o    CrimeSpeak                         o    Cold Case Squad

     o    Mugshot Archives                   o    Protect & Serve

     o    FBI Case Files                     o    NYPD Police Scanner

     o    Most Wanted Fugitives


     Sonny Grosso, a producer of crime-related television programs, will produce CrimeBeat's programming. Additionally, The John Jay College of Criminal Justice has agreed to serve as a content partner and advisor.

     To generate awareness among CrimeBeat's niche target audience, we plan to undertake grass-roots marketing and cross-promotions from organizations and associations such as the PBA, Neighborhood Watch and Community Associations, and Victims' Rights Groups. To generate Web traffic, we plan to advertise on search engines and related sites, and we expect print publications and newsletters to generate traffic to the site as well.

     We believe that there is a significant market demand for law enforcement Infotainment programming. We believe that CrimeBeat will offer an untapped breadth of categories in an interactive venue for a highly-involved niche audience. Additionally, we believe that the subject matter's proven commercial success makes it well-suited for eventual migration to other broadband platforms. We believe that CrimeBeat has a significant advantage over competitive programming on the Web which currently consists of numerous amateur sites that lack coordination, brand name recognition and offer extremely limited original content.

     Romance Land

     Romance Land, targeted towards females ages 18-54, will be a website devoted to romance-related content. It is expected that the site will primarily be advertiser-supported, but we believe there will be opportunities to generate revenues from e-commerce and access fees for premium content. We expect to produce original episodes, but some programming will be acquired. Program areas will include:

     o    Lifestyles of Love                 o    Hopeless Romantics' Theater

     o    Fashion Fantasy                    o    Cupid's Hall of Fame,

     o    Follow Your Heart (travel)         o    The  Business of Romance

     o    Starlight Lane (celebrities)       o    Love Games

     o    Royal Romance                      o    Love Letters

     o    The Book Connoisseur               o    The Tea Salon Chat Room

     o    Blue Ribbon Fiction                o    La Boutique Romantique


     Boardwalk Entertainment, a producer for Lifetime television for women, will be responsible for production and design of the Network. Additionally, Charlene Keel, an established author of romance novels and other romance-related publications, will supervise the overall site for content and marketing opportunities.

     We expect to launch the Network in 1999. We expect to rely heavily on publicity to establish brand identity and achieve broad appeal. We plan to augment the publicity that we expect the Network to generate by entering into cross-promotional arrangements with publishers, soap operas and women's magazines. Additionally, we hope to feature celebrities as well as contests and sweepstakes to generate additional traffic.

     We believe that Romance Land will appeal to the large market for romance-related subject matter. Additionally, we believe that the interactive nature and one-to-one marketing opportunities of the Network will provide an attractive audience for advertisers.

     Pop City

     Pop City, which will target all demographic segments, will be a multi-media entertainment, information and merchandising service devoted exclusively to American popular culture. Pop City's content will be in the nature of topical retrospectives, and we plan to include video programming, "live event" webcasts, compilations, lists and retrospectives, and magazine, radio and television archives. We expect the Network to be primarily advertiser-supported, but we also anticipate revenues from access fees for premium content and transactional activities. The Network will have a heavy commerce emphasis and we plan to offer many contests, sweepstakes and promotional tie-ins. The Program areas we plan to offer include:

     o    What We Wore                       o    What We Listened To

     o    What We Played                     o    What We Danced

     o    What We Bought                     o    What We Watched

     o    What We Ate                        o    What We Believed In

     o    What We Drove                      o    What We Admired

     We expect to launch the Network in 2000. In addition, we believe that there is potential to repackage Pop City's programming for videocassette and broadcast distribution. We expect to establish brand identity and generate traffic to the Network by engaging in broad media marketing initiatives including contests and sweepstakes, event co-sponsorships, cross-promotion and barter arrangements with advertisers and content providers and Web syndication agreements with operators of portals and other heavily trafficked sites.


INFRASTRUCTURE AND TECHNOLOGY

     We currently perform in-house our database management and website and Network design and maintenance. We outsource our steaming media needs, advertising sales and web server co-location including bandwidth connectivity. We believe that by outsourcing these functions, we are better able to focus our resources on content development and marketing.

     Our operating infrastructure is designed to provide timely and efficient delivery of programming to users. In response to users' requests, each Web page is generated and delivered by one of our Web applications servers. We currently host all of our systems on our own servers in order to maintain quality control and manage our proprietary databases. Our servers are housed at Exodus Internet Data Centers ("Exodus"), one of the leading providers of Internet co-location and management solutions.

     The servers housed at Exodus provide support for the operations of our Networks. We are responsible for updating the content, and code on our Networks' websites. This is accomplished utilizing point to point T1 connections from our facility to the servers housed at Exodus. Exodus monitors our servers and provides us with the necessary bandwidth requirements to ensure efficient delivery of our content. Exodus provides comprehensive facilities management services including human and technical monitoring of all production servers 24 hours per day, seven days per week. Exodus also provides the means of connectivity from our servers to the Internet via multiple DS3 and OC12 connections. These connections link to many different parts of the Internet via a combination of public and private peering agreements. Outsourcing our bandwidth connectivity and server monitoring requirements to Exodus enables us to focus our efforts and resources on the development of our content.

     We have established relationships with INTERVU and RealNetworks to handle all of our streaming media server capacity needs. We do not maintain our own streaming media servers. We encode our live and on-demand programming into digital format for network distribution, and transmit the data to our streaming media partners' (INTERVU or RealNetworks) server farms for distributed network streaming to Internet users. The encoding process is performed either in-house, for programming developed in our Production Studio and Master Control and Playback Center, or from other remote locations. In-house encoded programming is delivered to our streaming media partners via T1 or ISDN connections. Remote programming is encoded on-site and streamed, via ISDN connections, to our partners. We have established ongoing relationships with the operators of many of the comedy clubs and locations from which our remote programming originates. As a result we have been able to install the necessary infrastructure at these locations, including the ISDN connections to deliver the programming to our streaming media partners' hosting center, in order to provide efficient transmission of our live event broadcast to Internet users.

     Our in-house Production Studio provides all audio and video services for our Networks' content and operations. Capabilities include single camera ENG and EFP shoots, multi-camera remote and studio shoots, both live and pre-recorded, on-line and non-linear videotape editing, graphics and animation. The Production Studio also creates and builds all of its own sets and scenery. All lighting concepts and designs are handled in-house. Crews for all shoots are provided either from our experienced in-house staff or pulled from our extensive pool of free-lance technicians, depending on the size or requirements of any given production.

     Our Master Control and Playback Center is where all Network feeds to either the Internet or satellite will originate. Live and pre-recorded programs are outputted via T1 connections to the Internet or in the case of a satellite feed via fiber optic connections. Program scheduling and playback, as well as quality control of audio and video content are achieved at this location.

     The systems being housed at Exodus also support our back-end infrastructure. This includes all of our Internet applications, such as chat message boards, Web-based favorites, and a Web-based registration system. This registration system is supported by Oracle's version 7.34 database so that management of users and the information that is collected can be used to improve our product offerings. With the levels of database information that is collected, we need to have both a large collection area, a BoxHill 90-gigabyte Raid Disk system, and a BoxHill DLT tape back-up system. The management of the complete site is handled with administrative support from Resonate Central Dispatch so that servers' utilization is managed in a way to maintain the best overall support for our Networks' needs.

     Each of our Networks utilizes an extensive set of integrated database and audience measurement systems to track Network usage for marketing analysis. Our information system incorporates industry standard site management and reporting tools developed by a third party, as well as proprietary programming for unique user session analysis. This data can be turned into valuable advertising research information including advertisement reach and frequency of access. We are currently in discussion with a third party to assist in our efforts to collect and analyze relevant site usage information.


RESEARCH AND DEVELOPMENT

     Since acquiring WebFeat and redirecting our focus to the development of entertainment-based programming, we have not directed significant resources towards research and development. Substantially all of our research and development expenditures incurred prior to our acquisition of WebFeat were related to the webPASSPORT System, and as such, have been reclassified as discontinued operations. However, since the WebFeat acquisition, we have devoted significant time and financial resources to content production and development activities. As a result of our redirected focus on entertainment programming, we anticipate that a portion of our ongoing operations will continue to include content production and development activities, which for 1998 and 1997, totaled $2,369,921 and $245,758, respectively.


STRATEGIC AND DISTRIBUTION RELATIONSHIPS

     We have entered into various strategic relationships and other arrangements to assist in the development, production and distribution of our Program Networks. These strategic relationships will be integral elements in the execution of our business strategy.

     License Agreement Bid.Com International Inc.

     In December 1998, we entered into a license agreement (the "License Agreement") with Bid.Com, one of the Internet's leading online auction companies. Pursuant to the License Agreement, we entered into a non-exclusive license to use Bid.Com's online auction technology to develop auction opportunities on the Web and other broadband platforms. We have also entered into a joint venture with Bid.Com with plans to create a shopping channel based on Bid.Com's state-of-the-art online auction and electronic commerce ("e-commerce") technology. Through our joint venture with Bid.Com, we seek to provide consumers with an entertaining shopping experience in a variety of electronic media platforms. The License Agreement expires June 30, 2001. We have agreed with Bid.Com to share in the gross margin created through our joint venture pursuant to a formula set forth in the License Agreement. In exchange for consulting services, we issued to Bid.Com an aggregate of 126,221 shares of our Common Stock in 1998.

     Joint Venture with New Tech

     On August 27, 1998, we entered into an Operating Agreement with New Tech, for the formation and operation of our joint venture, AIM/New Tech, LLC, a Delaware limited liability company (the "Joint Venture"). In accordance with the Joint Venture's Operating Agreement, New Tech contributed to the Joint Venture a number of joint venture agreements with a variety of partners. These agreements gave the Joint Venture the right to develop, market and distribute certain entertainment-based programming on the Internet and other broadband platforms. We agreed to fund the development of these projects in exchange for the right to one-third share of all profits subsequent to the recovery of all development funding. The other two-thirds will be split, with half going to New Tech and the other half to the Network's talent/producer. The term of the Joint Venture is from August 27, 1998 until December 31, 2048, unless dissolved earlier in accordance with the terms of the Operating Agreement. AIME and New Tech jointly manage the operations of the Joint Venture.

     Cable MSO's and Satellite Distribution Company

     We are currently in discussions with major cable operators and a leading direct broadcast satellite company for distribution of our Networks on digital tiers. As they roll out new digital set-top boxes to their subscribers, our Networks will be available to those end-users. There can be no assurance that we will be successful in entering into these distribution agreements.

     Syndication Agreement with United Stations Radio Network

     In December 1998, we entered into an agreement with United Stations Radio Network, a radio program distributor, for the promotional radio and Internet syndication of portions of ComedyNet's audio programming. Pursuant to our agreement, United Stations Radio Network has agreed to syndicate an audio version of "A ComedyNet Minute." Currently, "A ComedyNet Minute" is being syndicated on 60 radio stations across the country. Although there is cash compensation for the spots within the ComedyNet minute, we believe that we derive a more substantial benefit from the "Brought to you by ComedyNet.com" announcement before and after each segment airs. United Stations Radio Network will also syndicate a ComedyNet minute video stream to the websites of some of these radio stations. Currently, ComedyNet is syndicated on the website of the "Z100" radio station in New York City, which receives approximately 3 million page views per month.

     Letter of Intent with PowerChannel, Inc.

     Pursuant to our plans to divest the webPASSPORT system, on March 3, 1999, we signed a Letter of Intent with PowerChannel, Inc. ("PowerChannel") for the sale of the webPASSPORT server infrastructure and related equipment in conjunction with the grant of a non-exclusive, worldwide license to operate and use the webPASSPORT System. Pursuant to the Letter of Intent, PowerChannel will take over the operations of the webPASSPORT System and assume all attendant responsibilities. In consideration, PowerChannel has agreed to (i) execute a promissory note in the principal amount of $1 million, to mature December 31, 2000, convertible at our option into 200,000 shares of PowerChannel common stock at a conversion price of $5.00 per share, and (ii) pay us a one-time license fee of $10.00 for each set-box utilizing the webPASSPORT System that PowerChannel installs for its customers, which payment would offset the promissory note. The divestiture of the webPASSPORT System will allow us to focus our efforts on our core areas of competency-development and marketing multi-platform, entertainment-based programming.


SALES AND MARKETING

     Our marketing strategy is to promote brand recognition of our Networks to both consumers and trade industry partners. To accomplish this, we plan to utilize both traditional and innovative media vehicles for marketing and promotional purposes including radio, television and print advertisements as well as marketing arrangements with other highly-trafficked websites. We also plan to implement traditional promotional strategies including celebrity in-store appearances and autograph signings, product demonstrations and premium giveaways, direct marketing outreach campaigns, on-set coverage of program shoots, shopping mall tours and sweepstakes. Our online promotions will include celebrity chats to promote special events and programming on our Networks, newsletters to registered visitors, interactive contests and raffles, cross-promotions between our Networks, and live streaming video from regional events, festivals and trade shows.

     We believe that our Networks will offer attractive user demographics to advertisers. Additionally, we offer differentiated advertising solutions including both traditional banner ads and multimedia packages incorporating audio and video. To capitalize on the advertising opportunities we expect will develop as brand recognition of our Networks is established, we have decided to employ Phase2Media to handle our advertising needs.


INTELLECTUAL PROPERTY RIGHTS

     We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success, and we rely upon trademark and copyright law, trade secret protection, and confidentiality and license agreements with our employees, customers, partners and others to protect our proprietary rights. We plan to register our material trademarks in the United States and, based upon anticipated use, may also register in certain other countries.

However, effective trademark, copyright and trade secret protection is not available in every country in which our products and services are or may become available.

     We have licensed in the past, and expect that we may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of our proprietary rights or the reputation of our products, either of which could have a material adverse effect on our business. Moreover, while we believe that we have the right to use our marks in connection with our business, and we generally have the right to prohibit others from using such marks in certain fields of use, there can be no assurance that we will be able to maintain such rights.

     From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that the we believe will have, individually or in the aggregate, a material adverse effect on the our business, financial condition or results of operations


COMPETITION

     The market for entertainment programming is highly competitive. We compete (or in the future may compete) directly or indirectly with a variety of businesses that provide content through one or more media, such as print, radio, television, cable television, and the Internet. These include (i) Internet entertainment content providers; (ii) television-based entertainment networks;
(iii) established online services; and (iv) traditional off-line media companies. Many of these present or potential future competitors have, or can be expected to have, substantially greater market presence and brand recognition, longer operating histories as well as greater financial, technical, marketing and other resources than we do.

     A large number of websites and online services (including, among others, Yahoo!, the Microsoft Network and AOL) offer entertainment-based programming that might be competitive with the programming we offer. Many of our existing competitors have significantly greater financial, technical and marketing resources than we do. In addition, providers of Internet content may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft, Yahoo! or AOL. Greater competition resulting from such relationships could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our competitors will not develop content that is more attractive to consumers or that achieves greater market acceptance than our offerings. To compete successfully we must provide sufficiently compelling and popular content to generate consumers and support advertising to reach such consumers.

     We also compete with online services, other website operators and advertising supported networks, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the principal competitive factors for attracting advertisers include the number of users accessing our websites, the demographics of the users, our ability to deliver focused advertising and interactivity through our websites and the overall cost-effectiveness and value of advertising we offer. There is intense competition for the sale of advertising on high-traffic websites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present and future websites, as well as competition with other traditional media for advertising placements, could result in significant price competition. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space have recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements.

     When migrated to other television-based broadband platforms, our programming will compete with other program services for channel space and compensation for carriage from cable television operators, DTH, DBS and other multichannel distributors. Competition in the production and distribution of television programming is intense. We expect to compete with other first-run programming, network reruns and programs produced by local television stations. Many of these present or potential future competitors are large publicly-held companies which have, or can be expected to have, substantially greater market presence and brand recognition, longer operating histories as well as greater financial, technical, marketing and other resources than we do. These competitors include large television and film studios such as Paramount Communications Inc., Columbia Pictures Television, 20th Century FoxFilm Corp., MCA Inc., and Warner Bros. Inc., as well as other television distribution companies such as King World Productions, Inc., All-American Television Inc. and Viacom International, Inc. We also expect to compete with other companies for the sale of television advertising time, including Tribune Broadcasting Co./Entertainment Co., Viacom International, Inc., All-American and King World. Our success is highly dependent upon such various unpredictable factors as the viewing preferences of television audiences. Public taste is unpredictable and a shift in demand could cause our programming to lose its appeal. Television programming also competes for audiences with many other forms of entertainment and leisure time activities, some of which include new areas of technology (e.g., video games and home video), the impact of which on our operations cannot be predicted.


EMPLOYEES

     As of March 31, 1999, we had 33 employees in addition to our four executive officers. We also routinely use consultants. None of our employees are represented by a labor union. We have experienced no work stoppages and consider our relations with employees to be good.


DIVIDENDS

     We have never declared or paid cash dividends on our Common Stock and we do not anticipate paying cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. We have granted a covenant to Hollinger Digital, Inc. ("Hollinger"), that we will not pay any dividends on our Common Stock so long as certain Debentures, issued to Hollinger pursuant to a Securities Purchase Agreement between AIME and Hollinger dated December 3, 1997, are outstanding. See "Certain Relationships and Related Party Transactions--Securities Purchase Agreement with Hollinger Digital, Inc." set forth below. A similar covenant was granted to Pioneer Ventures Associates Limited Partnership ("Pioneer") with respect to the Series A Senior Convertible Preferred Stock ("Series A Preferred Stock") which was issued to Pioneer pursuant to an Investment Agreement between AIME and Pioneer dated November 16, 1998. See "Certain Relationships and Related Party Transactions--Investment Agreement with Pioneer Ventures Associates Limited Partnership," below. Upon approval of 75% of the Board of Directors, we may pay cash dividends to Pioneer on the Series A Preferred Stock. Alternatively, upon approval of a majority of our Board of Directors, we may elect to pay dividends upon the Series A Preferred Stock by the issuance of additional shares of Series A Preferred Stock (a "Stock Dividend"), which shall have the terms and conditions identical to other shares of Series A Preferred Stock. In lieu of payment of cash dividends, on December 31, 1998 and March 31, 1999, we paid Stock Dividends on Pioneer's Preferred Stock of 163 and 330 shares, respectively, of Series A Preferred Stock.

     Any future determination to pay cash dividends on our Common Stock or Preferred Stock will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant, as well as the terms of any financing arrangement.

RISK FACTORS

     Investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors and other information contained in this Registration Statement. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks are fully or partially realized, our business, financial condition or results of operations could be materially adversely affected. In such case, the value of our Common Stock could decline. This Registration Statement also contains forward-looking statements that are subject to risk and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk and uncertainties we face which are described below and elsewhere in this Registration Statement.

     We Have An Extremely Limited Operating History; We Have An Accumulated Deficit; There Is Doubt As To Our Ability To Continue As A Going Concern

     We commenced operations through a predecessor company in 1986. We have generated minimal revenues to date with respect to our continuing operations, and we have an extremely limited operating history upon which an evaluation of our business and our prospects can be made. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving market for Internet services. Specifically, such risks include the failure to anticipate and adapt to a developing market, the rejection of our programming by consumers, development of equal or superior programming by competitors and the failure of the market to adopt the Internet as a transaction medium.

     We have had limited financial resources to date and we have incurred operating losses since our inception. As of December 31, 1998, we had an accumulated deficit of approximately $47.9 million. This amount represents a cumulative loss from continuing operations of $8,033,861, a cumulative loss from discontinued operations of $24,085,959, and an extraordinary loss on extinguishment of debt of $15,749,817. We also expect to significantly increase our operating expenses to expand our sales and marketing operations, to fund greater levels of content production and development and to develop other forms of revenue-generating business. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements as of and for the years ended December 31, 1998 and 1997 which paragraph expresses substantial doubt about our ability to continue as a going concern. As a result of the foregoing factors, there can be no assurance that our services and products will ever generate sufficient revenues or that our operations will ever be profitable.

     We May Not Be Able to Generate or Maintain Sufficient Cash to Fund Our Operations; Uncertainty of Additional Funding

     We believe that our existing capital resources together with future fund raising efforts will be sufficient to meet our operating expenses and capital requirements until the third quarter of 1999. However, our long-term capital requirements will depend upon many factors, including, but not limited to, the rate of market acceptance of our programming; our ability to develop, maintain and expand our consumer base; the level of resources required to expand our marketing and sales organization, information systems and content production and development activities; the availability of hardware and software provided by third-party vendors; and other factors.

     In particular, a slower than expected rate of acceptance of our services could place a strain on or exhaust our available cash resources. The timing and amount of such capital requirements are not entirely within our control and cannot accurately be predicted. If capital requirements materially exceed those currently anticipated, we may require additional financing sooner than anticipated. We have no commitments for additional financing, and there can be no assurance that any such additional financing would be available in a timely manner, on terms acceptable to us, or at all. Further, any additional equity financing could be dilutive to our then-existing stockholders and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to curtail our operations significantly or to obtain funds through arrangements with strategic partners or others that may require our company to relinquish material rights to certain of our technologies or potential markets.

     The Development of a Market For Our Programming Is Uncertain

     The markets for our programming have only recently begun to develop, are rapidly evolving and are characterized by an increasing number of market entrants who have introduced or developed competing programming for distribution on the Internet and the Web. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty and risk. Because the market for our Networks is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. There can be no assurance either that the market for our Networks will develop or that demand for our Networks will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our Networks do not achieve or sustain market acceptance, our business, operating results and financial condition will be materially adversely affected.

     Acceptance of Our Programming Is Uncertain

     Our future success is substantially dependent on consumer acceptance of our program offerings. The commercial success of our Program Networks will depend on our ability to predict the type of content that will appeal to the targeted audiences and to develop material that will capture the audiences' attention. There can be no assurance that the intended audiences of our Networks will find our content appealing or that our programming will attract a significant amount of users. Since our business strategy, including Network migration to other platforms, is dependent on generating user traffic and establishing brand recognition, our inability to attract users would have a material adverse affect on our business, results of operations and financial condition.

     Our Business Is Dependent On Continued Growth In Use of the Internet

     Our future success is substantially dependent upon the continued growth in the use of the Internet. Rapid growth in the use of and interest in the Internet is a recent phenomenon. There can be no assurance that communication or commerce over the Internet will become widespread or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary infrastructure, such as a reliable network backbone or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet could also result in slower response times and adversely affect usage of the Web and our online media properties. If use of the Internet does not continue to grow or if the Internet infrastructure does not effectively support growth that may occur, our business, operating results and financial condition would be materially and adversely affected.

     The Market for Our Programming is Characterized By Rapid Technological Change and Evolving Industry Standards

     The Internet is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. Our success will depend in part on our ability to identify and use leading technologies effectively, to continue to develop our technical capabilities, to enhance our existing services and to develop new services to meet changing user needs in a timely and cost-effective manner.

     Our future success will depend in significant part on our ability to continually improve the quality, features and reliability of our Program Networks in response to both evolving demands of the marketplace and competitive product offerings, and there can be no assurance that we will be successful in doing so. In addition, the widespread adoption of new Web functionality through developments such as the Java programming language and increasingly personalized information filtering and delivery could require fundamental changes in our services and could fundamentally affect our business, operating results and financial condition.

     Need to Generate Advertising Revenue

     The success of our business is dependent upon generating revenues from Internet advertising. To date, we have not generated significant revenues from advertising. Although we are working with Phase2Media to handle all of our advertising sales, there can be no assurance that advertisers will be willing to advertise on our Networks' websites. If we are unable to generate revenues from advertising, our business, results of operations and financial condition would be materially adversely affected.

     Acceptance and Development of the Internet as an Advertising Medium Is Uncertain

     The market for Internet advertising has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Our ability to generate advertising revenue will depend on, among other factors, (i) the development of the Internet as an advertising medium, (ii) pricing of advertising on other websites, (iii) the amount of traffic on our websites, (iv) our ability to achieve and demonstrate user and member demographic characteristics that are attractive to advertisers, (v) the development and expansion of our advertising sales force and (vi) the establishment and maintenance of desirable advertising sales agency relationships.

     Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Web-based advertising. There can be no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Web-based advertising or, if so persuaded, that they will find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to enable Web-based advertising to become a significant advertising medium. Acceptance of the Internet among advertisers and advertising agencies will also depend, to a large extent, on the level of use of the Internet by consumers and upon growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, our business, results of operations and financial condition could be materially adversely affected.

     We Depend Upon Continued Acceptance of Streaming Media Technology

     Our success depends on the market acceptance of streaming media technology provided by companies such as RealNetworks, Inc. ("RealNetworks") and Microsoft Corporation ("Microsoft") to broadcast our programming over the Web. Prior to the advent of streaming technology, Internet users could not initiate the playback of audio or video clips until such content was downloaded in its entirety, resulting in significant waiting times. As a result, live broadcasts of audio and video content over the Internet were not possible. Early streaming media technology suffered from poor audio quality, and video streaming at 28.8 kbps (thousands of bits per second) currently is of lower quality than traditional media broadcasts. In addition, congestion over the Internet and packet loss may interrupt audio and video streams, resulting in unsatisfying user experiences. In order to receive streamed media adequately, users generally must have multimedia PCs with certain microprocessor requirements and at least
28.8 kbps Internet access and streaming media software. Users typically electronically download such software and install it on their PCs. Such installation may require technical expertise that some users do not possess. In addition, older versions of certain Web browsers may need to be reconfigured in order to receive streaming media from our websites. Widespread adoption of streaming media technology depends on overcoming these obstacles, improving audio and video quality and educating customers and users in the use of streaming media technology. If streaming media technology fails to achieve broad commercial acceptance and we fail to adapt to other methods of delivering our programming, our business, results of operations and financial condition could be materially adversely affected.

     Our Business Is Dependent on Providers of Streaming Media Products

     We presently rely on providers of streaming media products, such as RealNetworks and Microsoft, to provide a broad base of users with streaming media software. Internet users are currently able to download electronically copies of the RealNetwork's RealPlayer and Microsoft's NetShow Player software free of charge. If providers of streaming media products begin charging users for copies of their player software, fewer users will install streaming media software on their systems. Such action could have a material adverse effect on our business, results of operations and financial condition.

     Our Business Is Dependent On Continued Deployment of Digital Compression Technology and Digital Set-Top Boxes

     The success of our migration strategy is dependent upon the slowly evolving digital-distribution broadcast market. The number of potential viewers of our Program Networks is directly affected by the speed with which cable system operators both upgrade their current programming distribution systems for digital distribution and deploy digital set-top boxes to their subscribers. The successful migration of our programming is dependent, in part, upon subscribers having a digital television set-top box installed in their homes. The timely deployment of digital television set-top boxes is entirely out of our control. There may not be a sufficient number of potential subscribers to receive digital television set-top boxes in the near future so as to enable us to deploy our programming in accordance with our business plan. While we anticipate maximum penetration of digital services and hardware within the next three to five years, any material delays in the deployment of digital television distribution systems and set-top boxes could have a material adverse effect on our business, results of operations and financial condition.

     There May Be A Possible Shortage of Available Channels for Cable Carriage Of Our Networks

     In order for our programming to be delivered over cable and direct broadcast satellite systems to the home, we must compete with other programming services for digital channel space. Most distributors of television programming have channel capacity limitations. We believe, although there can be no assurance, that the cable and direct broadcast satellite industries, in general, will continue to increase digital channel capacity. There can be no assurance, however, that distributors of television programming will devote a sufficient number of channels or bandwidth to our programming in the future even as they increase channel capacity. Our inability to obtain cable carriage for our Networks would have a material adverse effect on our business, results of operations and financial condition.

     The Market For Our Programming is Highly Competitive

     The market for entertainment programming is highly competitive. We compete (or in the future may compete) directly or indirectly with a variety of businesses that provide content through one or more media, such as print, radio, television, cable television, and the Internet. These include (i) Internet entertainment content providers; (ii) television-based entertainment networks;
(iii) established online services; and (iv) traditional off-line media companies. Many of these present or potential future competitors have, or can be expected to have, substantially greater market presence and brand recognition, longer operating histories as well as greater financial, technical, marketing and other resources than we do.

     A large number of websites and online services (including, among others, Yahoo!, the Microsoft Network and AOL) offer entertainment based programming that are competitive with the programming we offer. Many of our existing competitors have significantly greater financial, technical and marketing resources than we do. In addition, providers of Internet content may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft, Yahoo! or AOL. Greater competition resulting from such relationships could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our competitors will not develop content that is more attractive to consumers or that achieves greater market acceptance than our offerings. To compete successfully we must provide sufficiently compelling and popular content to generate consumers and support advertising to reach such consumers.

     We also compete with online services, other website operators and advertising supported networks, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the principal competitive factors for attracting advertisers include the number of users accessing our websites, the demographics of the users, our ability to deliver focused advertising and interactivity through our websites and the overall cost-effectiveness and value of advertising we offer. There is intense competition for the sale of advertising on high-traffic websites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present and future websites, as well as competition with other traditional media for advertising placements, could result in significant price competition. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space have recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements.

     When migrated to other television-based broadband platforms, our programming will compete with other program services for channel space and compensation for carriage from cable television operators, DTH, DBS and other multichannel distributors. Competition in the production and distribution of television programming is intense. We expect to compete with other first-run programming, network reruns and programs produced by local television stations. Many of these present or potential future competitors are large publicly-held companies which have, or can be expected to have, substantially greater market presence and brand recognition, longer operating histories as well as greater financial, technical, marketing and other resources than we do. These competitors include large television and film studios such as Paramount Communications Inc., Columbia Pictures Television, 20th Century FoxFilm Corp., MCA Inc., and Warner Bros. Inc., as well as other television distribution companies such as King World Productions, Inc., All-American Television Inc. and Viacom International, Inc. We also expect to compete with other companies for the sale of television advertising time, including Tribune Broadcasting Co./Entertainment Co., Viacom International, Inc., All-

American and King World. Our success is highly dependent upon such various unpredictable factors as the viewing preferences of television audiences. Public taste is unpredictable and a shift in demand could cause our programming to lose its appeal. Television programming also competes for audiences with many other forms of entertainment and leisure time activities, some of which include new areas of technology (e.g., video games and home video), the impact of which on our operations cannot be predicted.

     We Depend On Key Personnel

     We are highly dependent on the skills of our key employees, including creative, technical, sales, marketing, information systems, financial and executive personnel. Therefore, the success of our business is highly dependent upon our ability to retain such personnel and to identify, hire and retain additional personnel as the need arises. Competition for key personnel, particularly persons having technical expertise, is intense, and there can be no assurance that we will be able to retain existing personnel or to identify or hire additional qualified personnel. Our inability to attract, hire or retain necessary personnel could have a material adverse effect.

     We are also highly dependent on the continued services of our senior management team, which currently is composed of a small number of individuals. While our Chief Executive Officer has signed an employment agreement, such agreement is of limited duration and is subject to termination under certain circumstances.

     We Are Substantially Dependent Upon Third Parties

     We depend substantially upon third parties for several critical elements of our business including, among others, technology and infrastructure, distribution activities and advertising sales.

     We rely on a number of private third party technology and infrastructure providers. These various companies provide us with connection to the Internet, as well as technologies underlying our program offerings. Any errors, failures or delays experienced in connection with these third party technologies and information services could negatively impact our relationship with users and could have a material adverse effect on our business, operating results and financial condition.

     We expect to rely on third parties to sell advertising related to our digital media product offerings. There can be no assurance that our selling, marketing, and advertising representatives will achieve our sales objectives. Any failure by our third party sales representatives to achieve successful sales could have a material adverse effect on our business, operating results and financial condition.

     Our ability to link to other websites and the willingness of the owners of such sites to enter into linking agreements which permit us to link from our websites to the third party's website through hypertext links will be critical to our operations. Search engines, directories and other navigational tools managed by Internet service providers and Web browser companies also will significantly affect traffic to our websites. We also will depend on our relationships with third party vendors of Internet development tools and technologies in order to develop the content required to attract users to our websites. Developing and maintaining satisfactory relationships with such persons could become more difficult and expensive as competition increases among content providers. If we are unable to develop and maintain satisfactory relationships with such third parties, or if our competitors are better able to maintain such relationships, our business, results of operations and financial condition could be materially and adversely affected.

     Our Systems Are Vulnerable to the Risk Of Capacity Constraints and Systems Failures

     A key element of our strategy is the generation of a high volume of use of our Program Networks. Accordingly, the performance of our online Networks is critical to our reputation, our ability to attract advertisers to our websites and to achieve market acceptance of these products and media properties. Any system failure that causes interruption or an increase in response time of our Networks could result in less traffic to our websites and significant customer service complaints and issues. If sustained or repeated, such failures could reduce the attractiveness of our products and Networks to end-users, advertisers and licensees.

     A rapid increase in the volume of viewers to our Networks could strain the capacity of the software or hardware deployed by us, which could lead to slower response time or system failures and thus adversely affect our ability to generate revenue. In addition, as the number of end-users increases, there can be no assurance that the services and infrastructure that support our Networks will be able to adjust to the increasing number of users.

     Our Systems Are Vulnerable to Security Risks

     Our Internet infrastructure and the infrastructure of our hosting partner is vulnerable to computer viruses, break-ins and similar disruptive problems by our customers and other Internet users. These factors could lead to interruption, delays or cessation in service. In addition, unauthorized use of the Internet could also jeopardize the security of confidential information stored in the computer systems of our customers and other parties using the Internet, which could deter potential customers from accessing our websites or websites to which our websites link and give rise to liability to users whose security or privacy has been infringed. A security breach could result in loss of customers, damage to our reputation, damage to our websites or to the websites to which our websites link, costs of repair and detection, and other expenses. The occurrence of any of these events could have a material adverse effect on our business, results of operations and financial condition.

     Our operations are dependent in part upon our ability to protect our operating systems and the operating systems of our hosting partner, against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our media properties, which could have a material adverse effect on our business, operating results and financial condition.

     Risks Related To Our Proprietary Technology and Intellectual Property

     We regard our technology and the content created for our websites as proprietary and will attempt to protect such proprietary rights through, among other means, trademark and copyright registration, trade secret protection and confidentiality and non-disclosure agreements with our employees and independent contractors. We plan to register our trademarks and copyrights in the United States and in any foreign countries in which such trademarks and copyrights are used. Effective trademark, copyright and trade secret protection may afford us only limited protection in the United States and may not be available in every country in which our websites and services are distributed or made available.

     Despite our efforts to protect our proprietary rights, the rapid pace of technological innovation on the Internet makes it possible for third parties to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our technology and intellectual property will be difficult. There can be no assurance that the precautions we have taken will prevent misappropriation or infringement of our technology or intellectual property. In addition, notwithstanding our best efforts to obtain confidentiality agreements from all employees and independent contractors providing services in connection with the development and design of our websites, no assurance can be given that others will not gain access to our trade secrets, that such agreements will be honored by employees and independent contractors, or enforced by the courts, or that we will be able to protect effectively our rights to our proprietary technology and intellectual property.

     From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that the we believe will have, individually or in the aggregate, a material adverse effect on the our business, financial condition or results of operations

     Government Regulation and Legal Uncertainties

     Our proposed business is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics and quality of products and services. The Telecommunications Reform Act of 1996 imposes criminal penalties on anyone who distributes obscene, indecent or patently offensive communications on the Internet.

Although most of that law has recently been held to be unconstitutional, new Internet regulating legislation is constantly being discussed, and two bills recently passed the Senate commerce committee. One bill would require websites to verify the age of every user if the site distributes material deemed obscene to minors, which would be the first step in regulating the Internet. The manner in which these bills, or any similar legislation which may be enacted in the future, will be interpreted and enforced and their effects on our proposed operations cannot yet be fully determined. The adoption of any additional laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our services and products and increase our cost of doing business. Furthermore, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, libel and personal privacy is uncertain. Any such new legislation or regulation could have an adverse effect on our business, results of operations and financial condition.

     Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in New York and New Jersey, the governments of other states and foreign countries might attempt to regulate these transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, results of operations and financial condition. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, results of operations and financial condition.

     Our Business May Be Affected By Internet Taxation

     A number of legislative proposals have been made at the federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from those activities.

     We May Be Found Liable For Information Services and Commerce-Related Activities

     Because materials may be downloaded by online or Internet services operated or facilitated by us and may be subsequently distributed to others, there is a potential that claims will be made against us for defamation, negligence, copyright or trademark infringement, personal injury, or other theories, based on the nature and content of such materials. Such claims have been brought, and sometimes successfully pressed, against online service providers in the past. Such claims might include, among others, that by providing hypertext links to websites operated by third parties, we are liable for copyright or trademark infringement or other wrongful actions by such third parties through such websites. Such claims, if successful, could have a material adverse effect on our business, results of operations and financial condition.

     We May Be Subject To Privacy Regulations

     The Federal Trade Commission ("FTC") is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites, with particular emphasis on access by minors. These regulations may include requirements that companies establish certain procedures to, among other things: (i) give adequate notice to consumers regarding information collection and disclosure practices; (ii) provide consumers with the ability to have personal identifying information deleted from a company's database; (ii) provide consumers with access to their personal information and with the ability to rectify inaccurate information; (iv) clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's website; and (vi) obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age. These regulations may also include enforcement and redress provisions. Moreover, even in the absence of those regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One investigation resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. We may become subject to a similar investigation, or the FTC's regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide highly targeted opportunities for advertisers and electronic commerce marketers. Any of these developments would have a material adverse effect on our business, results of operations and financial condition.

     It is also possible that "cookies," or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, which are used to track demographic information and to target advertising, may become subject to laws limiting or prohibiting their use. A number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could limit the effectiveness of our targeting of advertisements, which could have a material adverse effect on our business, results of operations and financial condition.

     The European Union ("EU") has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standard in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect the activities of companies such as our company that engage in data collection from users in EU member countries.

     Impact of Year 2000 Issue

     The Year 2000 issue results from computer programs written using two digits, rather than four, to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We have made a preliminary assessment of the Year 2000 readiness of our operating financial and administrative systems, including the hardware and software that support our systems. Our assessment plan consists of contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of our content properties; assessing repair or replacement requirements; implementing repair or replacement procedures; and creating contingency plans in the event of Year 2000 failures.

     To the extent we purchase additional systems, we require that such systems are warranted by the vendors to be Year 2000 compliant. We continue to seek assurances from our existing vendors whose systems are not warranted to be Year 2000 compliant that such systems will be Year 2000 compliant. We employ a manager of management information systems, whose responsibilities include oversight of Year 2000 compliance. We do not separately track the internal costs incurred for Year 2000 projects, which are principally the related payroll costs for its information systems personnel. Although we do not believe that any additional Year 2000 compliance-related costs will be significant, there can be no assurance that costs incurred to address unanticipated issues would not have a material adverse effect on our business, operating results and financial conditions. Any failure of third-party equipment or software comprising any part of our systems to operate properly with regard to Year 2000 and thereafter could require us to incur unanticipated expenses to address associated problems, which could have a material adverse effect on our business, operating results and financial condition.

     We believe, based on an internal assessment, that the current versions of the software products we utilize are Year 2000 compliant. We have no plans to ascertain whether the internal systems and products of our potential future customers are Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products or issues arising from the integration of multiple products within an overall system. Although we have not been involved in any litigation or proceeding to date involving our products or services related to Year 2000 issues, there can be no assurance that we will not in the future be required to defend our products or services or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liabilities of ours for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business, operating results and financial condition.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be Year 2000 compliant. The failure by those entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our Network programming, decrease the use of the Internet or prevent users from accessing our websites, any of which would have a material adverse effect on our business, results of operations and financial condition.

     We do not have any specific contingency plans if any Year 2000 problems develop with respect to the our embedded systems or systems acquired from vendors. Contingency plans will be developed if we identify instances of noncompliance and such noncompliance is expected to have a material adverse impact on our operations. The cost of developing and implementing such plans may itself be material.

     The Year 2000 problem is pervasive and complex, as virtually every computer operation will be affected in some way. Consequently, no assurance can be given that Year 2000 compliance can be achieved without significant additional costs.

     No Assurance of A Public Market For Our Common Stock

     Our shares of Common Stock are presently traded in the over-the-counter market. Our Common Stock is quoted on the "Over The Counter Bulletin Board," an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included in the Nasdaq SmallCap Market or Nasdaq National Market. Although the Bulletin Board has recently begun to receive greater recognition from the brokerage community, the trading volume of securities quoted on the Bulletin Board is normally significantly less than that of securities traded in the Nasdaq SmallCap and Nasdaq National Markets. As a result, purchasers of the shares of our Common Stock may have more difficulty selling or obtaining quotations of the price of our securities than they would have if our Common Stock were listed on Nasdaq or a national securities exchange. Unless and until our Common Stock is listed on the Nasdaq or a national securities exchange, of which no assurance can be given, the liquidity of our Common Stock may be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of transactions, and lower prices for shares of our Common Stock than might otherwise be obtained. The development of a public trading market for our Common Stock depends upon the existence of willing buyers and sellers, the presence of which is not within our control. There can be no assurance that a regular trading market for the Common Stock will develop or that, if developed, it will be sustained.

     Volatility Of Stock Price

     The trading price of our Common Stock has been and may continue to be subject to wide fluctuations in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to our company and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of our Common Stock, regardless of our operating performance.

     Concentration Of Stock Ownership

     As of March 31, 1999, the present directors, executive officers, greater than 5% shareholders and their respective affiliates beneficially owned approximately 69% of our outstanding Common Stock. Additionally, as of March 31, 1999, Hollinger and Pioneer, through the combination of senior convertible securities, options, and warrants have the ability to acquire through conversion or purchase directly from us approximately 24% of our outstanding Common Stock on a fully-diluted basis.

     As a result of their ownership, the directors, executive officers, greater than 5% shareholders (including Hollinger and Pioneer) and their respective affiliates collectively are able to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control.

     Certain Anti-takeover Measures May Have an Adverse Effect on our Stock
     Price.

     Certain provisions of our certificate of incorporation and Delaware corporation law could discourage potential acquisition proposals and delay, defer or prevent a change in control of AIME, even if such events could be beneficial, in the short term, to the interests of our stockholders. For example, our Certificate of Incorporation allows us to issue preferred stock with rights senior to those of the common stock without stockholder action. We are also subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner.


ITEM 2. Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth as of and for the years ended December 31, 1998 and 1997 are derived from the consolidated financial statements of AIME that have been audited by KPMG LLP, which contains an explanatory paragraph that states that AIME has suffered recurring losses from operations, has a net capital deficiency, and has incurred accumulated losses through December 31, 1998 which raise substantial doubt about AIME's ability to continue as a going concern. The consolidated financial statements and the selected consolidated financial data do not include any adjustments that might result from the outcome of this uncertainty. The selected financial data set forth for the years as of and ended December 31, 1996, 1995 and 1994 are derived from the consolidated financial statements of AIME that have been audited by Schiffman Hughes Brown. The consolidated financial statements as of and for the years ended December 31, 1998 and 1997 and the report of KPMG LLP thereon are included elsewhere in this Registration Statement. The consolidated financial statements for the year ended December 31, 1996 and the report of Schiffman Hughes Brown are also included elsewhere in this Registration Statement. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing in Items 2 and 13, respectively.

                                                                                    Years Ended December 31,
                                                                                    ------------------------
                                                            1998             1997            1996            1995           1994
                                                            ----             ----            ----            ----           ----
Consolidated Statement of Operations Data

Revenues                                              $       --      $       --      $       --      $       --      $       --
                                                      ------------    ------------    ------------    ------------    ------------

Operating expenses:
Content production and development costs                 2,369,921         245,758            --              --              --
Selling, general and administrative                      4,161,785         772,291            --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
                                                         6,531,706       1,018,049            --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
     Loss from operations                               (6,531,706)      1,018,049            --              --              --
                                                      ------------    ------------    ------------    ------------    ------------

Other income (expenses):
Interest income                                             34,211            --              --              --              --
Interest expense                                          (497,797)        (20,520)           --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
     Loss from continuing operations                    (6,995,292)     (1,038,569)           --              --              --

Discontinued operations:
Loss from discontinued operations                      (12,524,144)     (6,737,461)     (3,749,394)       (445,523)        (20,351)
Loss on disposal                                          (609,086)           --              --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
     Loss prior to extraordinary item                  (20,128,522)     (7,776,030)     (3,749,394)       (445,523)        (20,351)

Extraordinary loss on extinguishment of debt           (15,749,817)           --              --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
     Net loss                                          (35,878,339)     (7,776,030)     (3,749,394)       (445,523)        (20,351)

Cumulative dividends and accretion of convertible
 preferred stock                                         1,406,003            --              --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
     Net loss to common stockholders                  $(37,284,342)   $ (7,776,030)   $ (3,749,394)   $   (445,523)   $    (20,351)
                                                      ============    ============    ============    ============    ============

Basic and diluted net loss per share from:
     Continuing operations                            $      (0.58)   $      (0.12)   $       --      $       --      $       --
     Discontinued operations                                 (0.90)          (0.78)          (0.68)          (0.17)          (0.18)
     Extraordinary item                                      (1.07)           --              --              --              --
                                                      ------------    ------------    ------------    ------------    ------------
Basic and diluted net loss per common shareholder     $      (2.55)   $      (0.90)   $      (0.68)   $      (0.17)   $      (0.18)
                                                      ============    ============    ============    ============    ============
Basic and diluted weighted average number of common
   shares outstanding                                   14,609,826       8,678,188       5,523,809       2,618,740         112,619
                                                      ============    ============    ============    ============    ============

Consolidated Balance Sheet Data

Working capital (deficiency)                          $    188,172    $  1,355,482    $  2,220,801    $    852,797    $    (11,216)
Total assets                                             6,301,323       7,635,882       2,465,415         961,937          11,924
Current liabilities                                      1,446,334       1,218,263         244,614          88,676          23,140
Long-term liabilities                                    6,865,759       1,056,032            --              --              --
Series A Senior convertible preferred stock                 10,163            --              --              --              --
Common stock                                                16,359          12,917           6,730           5,240             113
Additional paid-in capital                              45,832,345      17,339,968       7,783,655       1,333,895           9,022
Accumulated deficit                                    (47,869,637)    (11,991,298)     (4,215,268)       (465,874)        (20,351)
Total stockholders' (deficit) equity                    (2,010,770)      5,361,587       3,575,117         873,261         (11,216)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, which appear elsewhere in this registration statement.

     Overview

     We are a media company engaged in the development and marketing of entertainment program networks ("Program Networks" or "Networks") to be distributed through the Internet and cable and satellite television. Each of our Networks is comprised of a group of programs with a common theme, such as comedy, crime and law enforcement, and romance, and is targeted towards a niche audience. Initially, our Networks are formatted for the Web, the graphical, multimedia-rich portion of the Internet, utilizing streaming video and audio technology, a graphical environment and interactive features. Our strategy is to establish brand identity and attract advertising support for our Networks on the Web and migrate our Networks to other media platforms, including digital cable and direct satellite.

     Our company began operations in an unrelated business in 1986, and was inactive from 1992 until March 1995, when our company acquired a direct marketing company. Since 1995, we have focused exclusively on Internet-related products and services. In September 1997, we acquired WebFeat, a company engaged in the development and marketing of Networks. This acquisition has been accounted for as a purchase. Until recently, a principal focus of our business was the sale and distribution of our webPASSPORT System, a television set-top box capable of providing Internet access to a standard television. In the first quarter of 1999 we decided to redirect our focus exclusively towards the development, marketing and distribution of entertainment Program Networks. Accordingly, we have classified all prior period expenses associated with our webPASSPORT and other discontinued operations as loss from discontinued operations. Substantially all of our net losses prior to the September 1997 acquisition of WebFeat have been so classified.

     From inception through December 31, 1998, we have not recognized any revenues from continuing operations and we do not anticipate significant revenues in the near future. From inception through December 31, 1998, we have incurred significant losses and negative cash flow from operations. As of December 31, 1998, we had an accumulated deficit of $47.9 million. This amount represents a cumulative loss from continuing operations of $8,033,861, a cumulative loss from discontinued operations of $24,085,959, and an extraordinary loss on extinguishment of debt of $15,749,817. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements as of and for the years ended December 31, 1998 and 1997, which states that our company has suffered recurring losses from operations, has a net capital deficiency, and has incurred accumulated losses through December 31, 1998 which raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We cannot assure you that we will be successful in developing and marketing our Networks or that we will ever be profitable.

     Results of Operations

     Years Ended December 31, 1998 and 1997

     As a result of our decision to discontinue our webPASSPORT business operations, a significant portion of our 1998 expenses, all of our 1998 revenues, substantially all of our 1997 expenses, and all of our 1997 revenues have been attributed to discontinued operations.

     For the years ended December 31, 1998 and December 31, 1997, we had no revenues from continuing operations.

     Content production and development costs for the year ended December 31, 1998 were $2,369,921 as compared to $245,758 for 1997. The increase in content production expenses represents one full year of content production in comparison to only three months of such costs incurred in 1997. Additionally, in 1998, we increased the scope of our ComedyNet project, significantly expanding live-event filming and studio productions, and we commenced work on a number of additional content projects.

     Selling, general and administrative costs for the year ended December 31, 1998 were $4,161,785 as compared to $772,291 for 1997. The increase in selling, general, and administrative expenses represents one full year of such costs as well as an overall increase in activity related to the development and marketing of our Networks.

     Interest expense for the year ended December 31, 1998 was $497,797 as compared to interest expense of $20,520 for 1997. The increase in interest expense represents one full year of interest on the first debenture issued to Hollinger in December 1997, as well as additional interest expense on the second debenture issued to Hollinger in February 1998. Interest on the Hollinger debentures is cumulative, and payable in cash only under an event of default or at the Company's option. Interest income of $34,211 for the year ended December 31, 1998 was attributable to interest we earned on various cash and cash equivalents holdings utilized in our cash management activities.

     Due to the reasons set forth above, our loss from continuing operations was $6,995,292 for the year ended December 31, 1998, as compared with a loss of $1,038,569 in 1997.

     Loss from discontinued operations and loss on disposal for the year ended December 31, 1998 was $13,133,230 as compared to a loss of $6,737,461 for 1997. The increase in loss from discontinued operations and loss on disposal represents our increased efforts to complete development work, market, and commercialize our webPASSPORT product line as well as the write off of associated inventory items and various computer assets in connection with our decision to discontinue these operations.

     Due to the reasons set forth above, our loss prior to any extraordinary item was $20,128,522 for the year ended December 31, 1998, as compared with our net loss of $7,776,030 for 1997.

     Extraordinary loss on extinguishment of debt was $15,749,817 for the year ended December 31, 1998 as compared to $0 for 1997. The increase in extraordinary loss on extinguishment of debt represents the non-cash impact of the November 16, 1998 amendment to certain securities previously issued to Hollinger Digital, Inc. No such amendments occurred in 1997.

     Cumulative dividends and accretion of convertible preferred stock was $1,406,003 for the year ended December 31, 1998 as compared to $0 for 1997. The increase in cumulative dividends and accretion of convertible preferred stock represents non-cash dividends and accretion associated with the November 16, 1998 issuance of Series A Convertible Preferred Stock. No such issuances occurred in 1997.

     Years Ended December 31, 1997 and 1996

     As a result of our decision to discontinue our webPASSPORT business operations, substantially all of our 1997 expenses and all of our 1997 revenues have been attributed to discontinued operations. Likewise, all of our 1996 revenues and expenses have been so reclassified. Substantially all of our content production and development costs, selling, general, and administrative expenses that were not reclassified were incurred in our business subsequent to our September 1997 acquisition of WebFeat or otherwise represented general corporate expenditures and are properly classified as continuing operations.

     Due to the reasons set forth above, our content production and development costs, selling, general and administrative expenses, and interest expense were $245,758, $772,291, and $20,520, respectively, for the year ended December 31, 1997, as compared with no amounts for 1996.

     Loss from discontinued operations for the year ended December 31, 1997 was $6,737,461 as compared to $3,749,394 for 1996. The increase in loss from discontinued operations represents our early efforts to design, and market our webPASSPORT product line. Further, in 1997 such efforts increased in scope and took place over an entire fiscal year, whereas in 1996, such expenditures were more limited in scope and occurred over a shorter period of time.

     Due to the reasons set forth above, our net loss was $7,776,030 for the year ended December 31, 1997, as compared with $3,749,394 for 1996.

     Liquidity and Capital Resources

     Since inception, we have financed our operations primarily through the private placement of common stock, preferred stock and convertible secured debentures. In addition, we have attempted to reduce cash flow requirements by compensating key employees, consultants, suppliers and other vendors with Common Stock and options to purchase Common Stock. As of December 31, 1998, we had $1.6 million in cash and cash equivalents. To date, we have experienced net losses and negative cash flows from operating activities, and, as of December 31, 1998, we had an accumulated deficit of $47.9 million. During the years ended December 31, 1998, 1997, and 1996 we utilized a total of $17.7 million of net cash in operating activities.

     Net cash used in operating activities was $10.5 million for the year ended December 31, 1998 and $4.1 million for the year ended December 31, 1997. Net cash used in operating activities for these periods was primarily attributable to our net losses during these periods, adjusted for certain non-cash items. The increase in net cash used in operating activities was due to a significant increase in our activities associated with the discontinued webPASSPORT division as well as an overall increase in our live event filming and studio productions associated with ComedyNet and other content projects.

     Net cash used in investing activities was $2.0 million for the year ended December 31, 1998 and $605,358 for the year ended December 31, 1997. Net cash used in investing activities related to the acquisition of property and equipment, investment in AIM/New Tech LLC, and the license of certain technology, copyrights, and computer programs.

     Net cash provided by financing activities was $11.9 million for the year ended December 31, 1998 and $5.6 million for the year ended December 31,1997. Net cash provided by financing activities in 1998 was primarily attributable to net proceeds received from the issuance of a convertible secured debenture, the exercise of warrants by various investors, and the issuance of preferred stock. Net cash provided by financing activities in 1997 was primarily attributable to net proceeds received from the issuance of common stock, the exercise of warrants by various investors, and the issuance of a convertible secured debenture.

     At December 31, 1998, we had working capital of approximately $188,000. We expect to incur substantial additional expenses resulting in significant losses at least through the period ending December 31, 1999 due to minimal revenues associated with initial market entry, continued content production and development costs as well as increased sales and marketing expenses associated with market testing and roll-out. We anticipate that our existing capital resources will be adequate to satisfy our capital requirements into the third quarter of 1999. In order to continue operations, however, we will need to raise additional funds through public or private financings. We have no current commitments to obtain additional funds and we are unable to state the amount or source of such additional funds.

     Significant uncertainty currently exists with respect to the adequacy of current funds to support our activities. This uncertainty will continue until a positive cash flow from operations can be achieved. Additionally, we are uncertain as to the availability of financing from other sources to fund any cash deficiencies. These uncertainties raise doubt about our ability to continue as a going concern.

     We are currently evaluating financing options and may therefore elect to raise additional capital, from time to time, through equity or debt financings in order to capitalize on business opportunities and market conditions and insure the continued development of our technology, products and services.

     We presently have no material commitments for capital expenditures.

     As of December 31, 1998, we had available net operating loss carryforwards for federal income tax purposes of approximately $28.1 million. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, our net operating loss carryforwards may be subject to an annual limitation on the utilization of these carryforwards against taxable income in future periods if a cumulative change in ownership of more than 50 percent occurs within any three-year period. We have not made any determination concerning whether there has been such a cumulative change in ownership. However, we believe that it is likely that such a change in ownership occurred as a result of various equity transactions occurring during 1996, 1997, and 1998.

     Recent Accounting Pronouncements

     The Financial Accounting Standards Board recently issued Statement of Financial Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging, requiring recognition of all derivatives as either assets or liabilities in the statement of financial position measured at fair value. SFAS 133 will be effective for us in the year 2000. The effects of adopting SFAS 133 are not expected to have a material impact on our financial condition, results of operations or cash flows.

     The AICPA Accounting Standards Executive Committee recently issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software, and is effective for fiscal years beginning after December 15, 1998. The adoption of this SOP is not expected to have a material impact on our financial position or results of operations.

     The AICPA Accounting Standards Executive Committee recently issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." This Statement requires that costs incurred during start-up activities, including organization costs, be expensed as incurred, and is effective for fiscal years beginning after December 15, 1998. The adoption of this SOP is expected to have no impact on our financial position or results of operations.

     Impact of Year 2000 Issue

     The Year 2000 issue results from computer programs written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We have made an assessment of the Year 2000 readiness of our operating, financial and administrative systems, including the hardware and software that support its systems. Our assessment plan consists of contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of our content properties; assessing repair or replacement requirements; implementing repair or replacement procedures; and creating contingency plans in the event of Year 2000 failures.

     To the extent we purchase additional systems, we require that such systems are warranted by the vendors to be Year 2000 compliant. We continue to seek assurances from our existing vendors whose systems are not warranted to be Year 2000 compliant that such systems will be Year 2000 compliant. We employ a manager of management information systems, whose responsibilities include oversight of Year 2000 compliance. We do not separately track the internal costs incurred for Year 2000 projects, which are principally the related payroll costs for our information systems personnel. Although we do not believe that any additional Year 2000 compliance-related costs will be significant, there can be no assurance that costs incurred to address unanticipated issues would not have a material adverse effect on our business, operating results and financial conditions. Any failure of third-party equipment or software comprising any part of our systems to operate properly with regard to Year 2000 and thereafter could require us to incur unanticipated expenses to address associated problems, which could have a material adverse effect on our business, operating results and financial condition.

     We believe, based on the internal assessment, that the current versions of the software products we utilize are Year 2000 compliant. We have no plan to ascertain whether the internal systems and products of our potential future customers are Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products or issues arising from the integration of multiple products within an overall system. Although we have not been involved in any litigation or proceeding to date involving our products or services related to Year 2000 issues, there can be no assurance that we will not in the future be required to defend our products or services or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liabilities for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business, operating results and financial condition.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be Year 2000 compliant. The failure by those entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our Network programming, decrease the use of the Internet or prevent users from accessing our websites, any of which would have a material adverse effect on our business, results of operations and financial condition.

     We do not have any specific contingency plans if any Year 2000 problems develop with respect to our embedded systems or systems acquired from vendors. Contingency plans will be developed if we identify instances of noncompliance and such noncompliance is expected to have a material adverse impact on our operations. The cost of developing and implementing such plans may itself be material.

         The Year 2000 problem is pervasive and complex, as virtually every computer operation will be affected in some way. Consequently, no assurance can be given that Year 2000 compliance can be achieved without significant additional costs.

     Quantitative and Qualitative Disclosures About Market Risk

     We do not believe that we are exposed to market risk with respect to interest rates, currency exchange rates, commodity prices or other financial instruments. Our investments are limited to highly liquid instruments with maturities of three months or less. At December 31, 1998, we had approximately $1.6 million of short-term investments classified as cash and cash equivalents. At December 31, 1998, our outstanding debt consisted of the debentures issued to Hollinger, which accrue interest at a fixed rate.

ITEM 3. PROPERTIES

     As of March 31, 1999, AIME, including all subsidiaries, continued to operate out of AIME's corporate headquarters in New York, New York. The office space, which is made up of a number of suites, totals approximately 14,000 square feet. AIME's lease for all but one of the suites in the office expires February, 2001. The lease for the remaining suite expires July, 2001. In addition to AIME's executive offices, the New York property also houses AIME's Internet Production Studio ("Studio"), which totals approximately 1,323 square feet. The in-house Studio provides all audio and video services for AIME's Networks' content and operations. AIME believes that the Studio is able to accommodate its current Internet production needs. However, the capacity of this Studio is limited, and AIME may require a larger studio in the future to produce programming for distribution on television-based platforms. Accordingly, AIME may be required to expend significant amounts of capital to expand its current Studio or lease a larger one.

     In addition to the New York office, AIME has a five-year lease commitment expiring on October 24, 2001 for approximately 4,200 square feet of office space in Cherry Hill, New Jersey.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 1999 by (a) each person known by us to beneficially own five percent or more of the outstanding shares of common stock, (b) each director of the company, (c) each executive officer of the company named in the "Summary Compensation Table" under Item 6 below, and (d) all executive officers and directors as a group. As of March 31, 1999, there was outstanding 16,896,834 shares of our common stock.

                                                Amount and Nature of                      Percentage
Name of Beneficial Owner                     Beneficially Ownership (1)                    of Class
------------------------                     --------------------------                   ----------
Mark Graff (2)......................                  3,995,000                             23.64

James S. Hatch (3)..................                    100,000                                 *

David Kopans (4)....................                    150,000                                 *

William Zaccheo (5).................                    250,000                              1.48

Richard Perle (6)...................                     25,000                                 *

Robert Frost (7)....................                    325,000                              1.89

John Ferraro (8)....................                  3,430,703                             17.79

Philip Kunsberg (9).................                          0                                 0

Michael Salaman (10)................                  1,413,000                              8.24

Hollinger Digital, Inc. (11)........                  3,388,079                             17.19

Pioneer Ventures Associates Limited
Partnership (12)....................                  2,930,703                             15.60

Ventures Management
Partners LLC (13)...................                    500,000                              2.88

Michael Lauer (14) .................                  3,069,000                             18.16

All executive officers and directors
as a group (eight persons) (15).....                  8,025,703                             40.35

*    Less than one percent.

(1) Unless otherwise noted, each of the persons named has sole voting and investment power with respect to the shares reported.

(2) Represents 2,620,000 shares of Common Stock owned individually and 1,375,000 shares as to which Mr. Graff exercises voting power pursuant to a Voting Trust and Stockholders' Agreement dated January 1, 1997 (the "Voting Trust Agreement"). Pursuant to that agreement, Mr. Graff has a right of first refusal to purchase 1,375,000 shares if any of the owners of such shares wishes to sell such shares pursuant to a bona fide offer. Pursuant to a Voting and Shareholders Agreement, dated as of November 16, 1998, Mr. Graff has agreed to vote these shares to elect as a director a designee of Pioneer. Excludes 2,930,703 shares beneficially owned by Pioneer and 3,388,079 shares beneficially owned by Hollinger, which shares are subject to a Shareholders Agreement, dated November 16, 1998 (the "Shareholders Agreement"), pursuant to which Mr. Graff, Pioneer and Hollinger have agreed to vote their shares, for a term of five years from the date of the Agreement, in a manner which would ensure that AIME's Board of Directors consists of Mr. Graff, two persons designated by Hollinger, and one designee of Pioneer.

(3)  Represents shares subject to stock options presently exercisable.

(4) Represents shares subject to stock options presently exercisable or exercisable within 60 days.

(5) Pursuant to the Voting Trust Agreement, Mr. Graff exercises voting power with respect to these shares, and these shares are subject to a right of first refusal by Mr. Graff.

(6) Includes 25,000 shares subject to stock options presently exercisable. Excludes 3,388,079 shares beneficially owned by Hollinger of which Mr. Perle is Chairman and Chief Executive Officer.

(7) Represents shares subject to stock options presently exercisable or exercisable within 60 days.

(8) Includes 2,930,703 shares beneficially owned by Pioneer and 500,000 shares beneficially owned by Ventures Management Partners LLC. Mr. Ferraro is an officer of Pioneer Ventures Corp., which is the managing member of Ventures Management Partners LLC, which is the general partner of Pioneer. The business address of Pioneer is 651 Day Hill Road, P.O. Box 40, Windsor, CT 06095. Mr. Ferraro disclaims beneficial ownership as to all of these shares.

(9) Excludes 3,388,079 shares beneficially owned by Hollinger of which Mr. Kunsberg is Executive Vice President and General Counsel.

(10) Based upon record ownership. Includes 1,163,000 shares owned jointly with Mr. Salaman's wife. Also includes 250,000 shares subject to stock options presently exercisable. Mr. Salaman's address is 1002 Smith Drive, Bala Cynwyd, PA 19004.

(11) Includes 2,812,484 shares subject to an option held by Hollinger which entitles Hollinger to purchase up to 15% of the company's outstanding shares on a fully diluted basis. This number is based upon shares and options outstanding as of March 31, 1999. Pioneer is entitled to participate up to 50% in the purchase of shares upon the exercise of Hollinger's option. Excludes 3,995,000 shares beneficially owned by Mr. Graff and 2,930,703 shares beneficially owned by Pioneer, which shares are subject to the Shareholders Agreement.

(12) Includes 1,391,703 shares issuable upon conversion of Series A Preferred Stock and 500,000 shares issuable upon the exercise of warrants presently exercisable. Excludes 3,995,000 shares beneficially owned by Mr. Graff and 3,388,079 shares beneficially owned by Hollinger, which shares are subject to the Shareholders Agreement.

(13) Represents shares issuable upon the exercise of warrants presently exercisable.

(14) Based upon record ownership. Includes 1,941,600 shares beneficially owned by Lancer Offshore, Inc., 969,000 shares beneficially owned by Lancer Partners, Limited Partnership, and 150,000 shares beneficially owned by Lancer Voyager Fund. Lancer Offshore, Inc. is a British Virgin Islands private investment corporation with its principal office located at c/o CITCO Fund Service (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. Lancer Partners, Limited Partnership is a Connecticut private investment limited partnership with its principal office located at 980 Post Road East, Suite 3, Westport, CT 06880. Lancer

     Voyager Fund is a British Virgin Islands private investment corporation with its principal office located at c/o Mees Pierson, Windemere House, 404 East Bay Street, P.O. Box SS6238, Nassau Bahamas. Mr. Lauer's principal business office is located at 980 Post Road East, Suite 3, Westport, CT 06880. Mr. Lauer is the sole manager and principal member of Lancer Management Group, LLC, which is the sole investment manager of Lancer Offshore, Inc. and Lancer Voyager Fund. Mr. Lauer is the sole manager and principal member of Lancer Management Group II, LLC, which is the sole general partner of Lancer Partners, Limited Partnership.

(15) Includes 600,000 shares which are subject to options presently exercisable or exercisable within 60 days. Also includes shares subject to the Voting Trust Agreement beneficially owned by Mr. Graff. Also includes 2,930,703 shares beneficially owned by Pioneer and 500,000 shares beneficially owned by Ventures Management Partners LLC. Excludes 3,388,079 shares beneficially owned by Hollinger.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to each of the directors and executive officers of AIME:

Name                        Age         Position(s)
----                        ---         -----------
Mark Graff                  48          Chief Executive Officer, President and
                                        Director
William J. Zaccheo          44          Executive Vice President
James Stokes Hatch          55          Chief Operating Officer and Corporate
                                        Secretary
David Kopans                30          Chief Financial Officer
John F. Ferraro             65          Director
Robert Frost                59          Director
Philip Kunsberg             49          Director
Richard N. Perle            57          Director

     MARK GRAFF has been a Director and President of AIME since 1997, and Chief Executive Officer since 1998. In 1987 he founded Graff Pay-Per-View Inc., which he headed as President and Chief Operating Officer through 1995. Mr. Graff founded WebFeat, Inc. in 1996, which was acquired by AIME in 1997.

     WILLIAM J. ZACCHEO has been Executive Vice President of AIME since 1997. Mr. Zaccheo served as President of WebFeat, Inc. from 1996 to 1997. Prior to his tenure at WebFeat, Mr. Zaccheo was a consultant in the television and cable industry and was President of Affiliate Sales and Marketing at E! Entertainment Television.

     JAMES STOKES HATCH has been AIME's Chief Operating Officer since 1998, and Corporate Secretary since 1997. From 1994 to 1997 he served as Corporate Secretary at Wave Systems Corp. a high-tech company developing secure chip-based electronic commerce solutions.

     DAVID KOPANS has been Chief Financial Officer since 1997. From 1995 until joining AIME, he served as Head of Finance at Wave Systems Corp. Prior to that time, Mr. Kopans was a Senior Associate with Coopers & Lybrand from 1991 to 1994.

     JOHN F. FERRARO has been a Director since November, 1998. Since 1981 Mr. Ferraro has been Chairman of the Board and Chief Executive Officer of Thermodynetics, Inc., a company engaged in the design, manufacture and sale of enhanced surface metal tubing and related assemblies. Mr. Ferraro has served as President and Director of Pioneer Capital Corp. since 1988, and has been Treasurer, Secretary and a Director of Pioneer Partners Corp. since 1993. In 1997 Mr. Ferraro became Secretary and a Director of Pioneer Ventures Management Partners LLC, the general partner of Pioneer Ventures Associates Limited Partnership.

     ROBERT FROST has been an AIME Director since 1997. Since founding ECOM Consultants, Inc. in 1974, he has served as President of the investor relations and investment consulting firm. Mr. Frost is also a Director of Calamos Asset Management and Bankers American Life Assurance Co.

     PHILIP KUNSBERG has been a Director since 1998. Mr. Kunsberg has been Executive Vice President and General Counsel of Hollinger Digital since May, 1997. From 1992 to 1997 he worked at the Los Alamos National Laboratory in New Mexico, primarily in the area of computer simulation and analysis of complex organizations. During the same period Mr. Kunsberg served as Executive Director of the Technology Institute, a non-profit organization dedicated to promoting international collaboration in science and technology.

     RICHARD N. PERLE has been a Director since 1997. Since 1997 he has served as Chairman and Chief Executive Officer of Hollinger Digital, Inc. Mr. Perle has served as a Resident Fellow of the American Enterprise Institute for Public Policy Research since 1987. From 1981 to 1988 he was the Assistant Secretary for the United States Department of Defense, International Security Policy. A member of the International Advisory Board of Hollinger Inc., Mr. Perle also serves on the Boards of Hollinger International,Inc., Hollinger Digital, Inc., and Morgan Crucible PLC UK.

     Mr. Ferraro was designated to serve on the Board of Directors by Pioneer Ventures Associates Limited Partnership. Messrs. Perle and Kunsberg were designated to serve on the Board of Directors by Hollinger Digital, Inc.

ITEM 6. EXECUTIVE COMPENSATION

     Summary Compensation Table

     The following table sets forth information with respect to the compensation paid or awarded by the Company to the Chief Executive Officer and the other executive officers whose compensation exceeded $100,000 for services rendered in all capacities during 1998.

                                                                                Long-Term
                                                  Annual Compensation          Compensation
                                                  -------------------          ------------
                                                                             Number of Shares
Name and Principal                                                              Underlying            All Other
    Position                     Year           Salary($)      Bonus($)         Options($)       Compensation ($) (2)
------------------               ----           ---------      --------     ------------------   --------------------
Mark Graff                       1998           $300,000          -0-              -0-                  $2,328

Chief Executive
Officer and President

James S. Hatch                   1998           $140,000          -0-              -0-                    -0-
Chief Operating
Officer

David Kopans                     1998           $140,000          -0-              -0-                    -0-
Chief Financial
Officer

William J. Zaccheo               1998           $175,000          -0-              -0-                    -0-
Executive Vice
President

Peter Yunich (1)                 1998           $200,000      $81,729              -0-                $113,361

----------
(1) Effective August 28, 1998, Mr. Yunich's employment as Chairman and Chief Executive Officer of the company terminated.

(2) In the case of Mr. Graff, represents company paid term life insurance. In the case of Mr. Yunich, represents $15,361 for company paid term life insurance and $98,000 in severance payments.

     Fiscal Year End Option Value Table

     The following table sets forth information regarding the aggregate number and value of options held by the executive officers named in the Summary Compensation Table as of December 31, 1998. No options were exercised by the named executive officers during 1998.

                                   Number of Shares                   Value of Unexercised
                            Underlying Unexercised Options            In-The-Money Options
                               at December 31, 1998 (#)            at December 31, 1998 ($)(1)
                           -------------------------------        ------------------------------
         Name              Exercisable      Unexercisable         Exercisable      Unexercisable
         ----              -----------      -------------         -----------      -------------
Mark Graff                           0                  0          $        0         $        0

James S. Hatch                 100,000             50,000          $  237,500         $  118,750

William J. Zaccheo                   0                  0          $        0         $        0


David Kopans                   100,000             50,000          $  262,500         $  131,250

Peter Yunich                   500,000                  0          $1,687,500         $        0

(1) The closing price for AIME's Common Stock on the OTC Bulletin Board on December 31, 1998 was $ 4.375 per share. Value is calculated on the basis of the difference between the respective option exercise prices and $4.375, multiplied by the number of shares of Common Stock underlying the respective options.

     Compensation of Directors

     Directors who are employees of the company do not receive cash compensation for serving on the Board of Directors. Directors who are not employees of the company can elect to receive $1,500 for each Board meeting attended in addition to reimbursement of expenses incurred in attending the Board meetings. Non-employee directors can also elect to receive $1,000 per annual committee chairmanship.

     The company also pays a portion of director compensation in stock options. Each non-employee director can elect to receive 25,000 stock options when first elected to the Board. These option grants vest one year from the date of the grant, and are issued with a strike price set to the closing market price of the company Common Stock on the date of grant.

     Employment Agreement

     The company entered into an employment agreement with Mr. Mark Graff, effective October 10, 1997, providing for a term of employment ending on January 2, 2002. The agreement provides an initial base salary of $250,000 per annum, increasing to $300,000 in 1998 and thereafter, subject to increases determined by good faith negotiations. The executive also is entitled to participate in any bonus compensation plan that the company may establish in the future. In the event of termination of employment without cause by the company, the executive is entitled to receive two years' base salary, subject to reduction by the amount of remuneration received by the executive through other employment in the first year following termination.

     Separation Agreement

     The company entered into a separation agreement with Mr. Peter B. Yunich, the company's former chairman and chief executive officer, effective August 28, 1998. Pursuant to the separation agreement, Mr. Yunich resigned his positions with the company. The company agreed to continue to pay Mr. Yunich's base salary for a period of six months, and agreed to provide for the continuation of certain insurance benefits. Pursuant to the agreement, the parties agreed that Mr. Yunich would relinquish his rights with respect to 1,000,000 options and retain 500,000 vested options at an exercise price of $1.00 per share. As part of the agreement, the parties agreed to mutual releases of claims.

     1999 Stock Incentive Plan

     In 1999, the Board of Directors authorized the establishment of a stock incentive plan (the "Plan"). The total number of shares of Common Stock available for issuance under the Plan is 6,500,000 shares, subject to adjustment as described below. Under the terms of the Plan, the company is authorized to grant stock options that qualify as incentive stock options ("ISOs") under
Section 422 of the Code of 1986 and nonqualified stock options ("NQSOs") to salaried officers and other key employees of the company and its subsidiaries and to outside consultants and advisors. The following summary of certain features of the Plan is qualified in its entirety by reference to the full text of the Plan, a copy of which is filed as an exhibit to this registration statement.

     Summary of the Plan

     General. The Plan permits the company to grant ISOs and NQSOs (collectively, "Awards") to salaried officers and other key employees and to outside consultants and advisors. The Plan terminates on February 25, 2009 and no Awards may be granted after the termination date. The Plan covers a maximum of 6,500,000 shares of common stock (subject to share adjustments as described below), which may be either authorized and unissued shares of common stock or shares held in the company's treasury. When an Award lapses, expires, terminates or is forfeited, the related shares of common stock may be available for distribution in connection with future Awards. Adjustments may be made in the number of shares reserved under the Plan, in the option price and in the number of shares subject to stock options, in the event of a merger, reorganization, consolidation, recapitalization or stock dividend, and in the event of certain other changes described in the Plan or any other changes in the Company's corporate structure that affect the common stock or has an effect similar to any of the foregoing. No employee may be granted Awards covering, in the aggregate, more than 500,000 shares of common stock in any fiscal year of the company (subject to adjustment as provided above).

     Administration. The Plan is administered by the Compensation Committee. The Compensation Committee is comprised of directors who are non-employee directors within the meaning of Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee has the sole and complete discretion, subject to the terms of the Plan, to (i) select the individuals to whom Awards may be granted,
(ii) determine the type of Awards to be granted and the terms and conditions of any Awards granted, and (iii) determine the number of shares of common stock subject to each Award granted. In addition, the Compensation Committee is authorized to interpret the Plan, to make and rescind rules and regulations related thereto, and to make all determinations necessary or advisable for the administration of the Plan.

     Stock Options. Stock options granted under the Plan may be either ISOs or NQSOs. The aggregate fair market value (determined as of the time of the grant of an ISO) of the common stock with respect to which ISOs are exercisable for the first time by a single optionee during any calendar year under the Plan and any other stock option plan of the Company may not exceed $100,000.

     The exercise price for stock options shall be determined by the Compensation Committee and shall be set forth in an option agreement entered into with the optionee, provided, however, that the exercise price for an ISO shall not be less than the fair market value of a share of common stock on the date of grant (110% in the case of an ISO granted to a 10% or more stockholder).

     The Compensation Committee is to specify the time or times at which such options will be exercisable, except that the termination date for any stock option shall not exceed 10 years from the date of grant (five years in the case of an ISO granted to a 10% or more stockholder). Options may be exercised within 90 days following the retirement or permanent disability of an optionee and within twelve months following the death of an optionee; provided, that no option may be exercised following the period of exercisability set forth in the agreement related thereto. Stock options may provide for acceleration of exercisability in the event of the death, disability or retirement of the optionee.

     Stock options may be exercised by an optionee in whole or in part by giving notice to the Company and the exercise price therefor may be paid by delivering cash or shares of unrestricted common stock having a fair market value equal to the cash exercise price of the options being exercised. Optionees may also utilize a cashless exercise feature which will enable them to exercise their options without a concurrent payment of the option price, provided that the purchased option shares are immediately sold by a designated broker and the option price is paid directly to the Company out of the sale proceeds.

     Stock options are nontransferable other than by will or by the laws of descent and distribution, and stock options are exercisable during the optionee's lifetime only by the optionee.

     Change of Control. In the event of a "Change of Control," as defined in the Plan, all options outstanding shall be immediately and fully exercisable.

     Amendments. The Board of Directors may terminate, suspend or amend the Plan, provided that such amendment, suspension, or termination may not affect the validity of the then outstanding options and provided further that the Board may not, without the approval of stockholders increase the maximum number of shares which may be issued pursuant to the provisions of the Plan.

     Withholding Taxes. The Plan provides that the Company may deduct from any distribution to an employee an amount equal to all federal, state and local income taxes or other amounts as may be required by law to be withheld with respect to any Award. An employee exercising an NQSO may elect to have a specified percentage of his shares withheld by the Company in order to satisfy tax obligations.

     Compensation Committee Interlocks and Insider Participation

     During 1998, the members of the Board's Compensation Committee were Messrs. Robert Frost, John F. Ferraro and Richard N. Perle. For a description of certain transactions and relationships involving the company and each of Messrs. Ferraro and Perle, see "Item 7. Certain Relationships and Related Transactions" below.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Investment Agreement with Pioneer Ventures Associates Limited Partnership

     On November 16, 1998, we entered into an investment agreement (the "Pioneer Investment Agreement") with Pioneer Ventures Associates Limited Partnership ("Pioneer") pursuant to which we issued to Pioneer 10,000 shares of our Series A Senior Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), and a warrant (the "Pioneer Warrant") to purchase 500,000 shares of our Common Stock, par value $0.001 per share (the "Common Stock") for aggregate consideration of $3,150,000. Pursuant to the Pioneer Investment Agreement, we also issued a warrant to Ventures Management Partners LLC to purchase 500,000 shares of Common Stock (the "Ventures Warrant" and together with the Pioneer Warrant, the "Pioneer Warrants"). The terms of the Preferred Stock are subject to a Certificate of Designation filed with the Secretary of State of the State of Delaware (the "Certificate of Designation").

     In connection with the Pioneer Investment Agreement, we entered into a Voting and Shareholders Agreement, dated as of November 16, 1998 (the "Pioneer Voting Agreement") with Pioneer and certain of our company's shareholders. Pursuant to the Pioneer Voting Agreement, certain of our company's shareholders, who beneficially own an aggregate of 3,995,000 shares of our Common Stock, agreed to vote their shares in a manner that would ensure that at least one designee of Pioneer is elected as a director of our company so long as Pioneer owns any Preferred Stock or Common Stock. Additionally, pursuant to the Pioneer Voting Agreement, any proposed transfer or sale of Common Stock by any of the shareholders party to the agreement is subject to Pioneer's participation right of co-sale.

     In connection with the Pioneer Investment Agreement, Mark Graff, Hollinger and Pioneer (collectively, the "Shareholders") entered into a Shareholders Agreement, dated November 16, 1998. Pursuant to the Shareholders Agreement, the Shareholders have agreed to vote their shares, for a term of five years from the date of the Shareholders Agreement, in a manner which would ensure that our Board of Directors consists of Mark Graff, two persons designated by Hollinger, and one designee of Pioneer.

     Preferred Stock

     Each share of Preferred Stock has a stated value of $315 (the "Stated Value") and entitles the holder thereof to an 8% cumulative annual cash dividend payable quarterly in arrears on each March 31, June 30, September 30 and December 31, beginning December 31, 1998, which dividend may be paid, upon approval of a majority of our Board of Directors at a rate of 13% in shares of Preferred Stock. The Preferred Stock is redeemable at our option. Each share of Preferred Stock is convertible at any time and from time to time into such number of shares of Common Stock as equals the Stated Value divided by $2.375 (the "Preferred Stock Conversion Price"). The Preferred Stock Conversion Price is subject to customary adjustment provisions (for example, in the event of a stock split, stock dividend and other specified events) and a reset provision on February 29, 2000. Pursuant to the reset provision, the Preferred Stock Conversion Price is adjusted to 75% of the average price for the twenty trading days ending February 29, 2000, if that average price is lower than $2.375. The Preferred Stock votes together with the Common Stock on an as-converted basis as of the appropriate record date. The Preferred Stock is senior to the Common Stock in liquidation, bankruptcy, receivership, dissolution or winding up.

     Pioneer Warrants

     The Pioneer Warrants may be exercised to purchase an aggregate of 1,000,000 shares of our Common Stock at an exercise price of $2.00 per share, subject to adjustment provisions and a reset provision effective February 29, 2000. The original exercise price of the Pioneer Warrants was $3.52 per share, but the price was subsequently reduced to $2.00 per share on March 22, 1999 in connection with the increase by Pioneer of warrants to purchase 539,000 shares of common stock at an exercise price of $1.86 per share. On December 31, 1998, Pioneer purchased 500,000 shares of common stock at an exercise price of $1.00 per share. In May 1999, AIME issued 500,000 shares to Pioneer upon the exercise of warrants at an exercise price of $2.00 per share. In connection with the exercise of the warrants, the company issued additional warrants to purchase 500,000 shares to Pioneer and additional warrants to purchase 500,000 shares to Ventures Management Partners LLC, in each case exercisable at $2.50 per share.

     In connection with the Pioneer Investment Agreement, we entered into a Consent and Waiver (the "Consent and Waiver") with Hollinger and Pioneer. Pursuant to the Consent and Waiver, Pioneer is entitled to participate up to 50% in the purchase of shares upon the exercise of an option held by Hollinger.

     Mr. Ferraro, a director of AIME, is the Secretary of Pioneer Ventures Corp., which is the managing member of Ventures Management LLC, which is the general partner of Pioneer.

     Securities Purchase Agreement with Hollinger Digital, Inc.

     On December 3, 1997, we entered into a Securities Purchase Agreement (the "Hollinger Agreement") with Hollinger pursuant to which we issued to Hollinger a Floating Rate Convertible Secured Debenture dated December 4, 1997 (the "First Debenture") and a Floating Rate Convertible Secured Debenture dated February 3, 1998 (the "Second Debenture" and together with the First Debenture, the "Debentures"), a Common Stock Purchase Option dated December 4, 1997 (the "Option") and a Warrant dated December 4, 1997 (the "Hollinger Warrant") for aggregate consideration of $6,000,000. The Debentures are secured by all of our assets pursuant to the terms of a Pledge and Security Agreement entered into with Hollinger. On November 16, 1998, the Hollinger Agreement, the Debentures, the Option and the Hollinger Warrant were modified by the Consent and Waiver, as described below.

     Debentures

     The Debentures were issued in the aggregate principal amount of $6,000,000 and originally accrued interest at a floating rate equal to 3.5% in excess of the prime rate as published in The Wall Street Journal. Pursuant to the Consent and Waiver, the interest rate was fixed at 13% effective November 16, 1998. All interest is compounded, accrues semi-annually and is subject to conversion. The maturity dates of the First and Second Debentures are December 4, 2002 and February 3, 2003, respectively. The Debentures are convertible on or after December 3, 1999 into that number of shares of Common Stock determined by dividing the principal amount to be converted plus accrued interest (the "Conversion Amount") by the lower of $2.375 and the conversion price as determined under the Pioneer Investment Agreement. The Debentures convert automatically upon the consummation of a public offering of our securities. Without the prior written consent of the holder, we may not prepay principal or interest. The conversion price of the Debentures is subject to customary anti-dilution provisions. In the event of an event of default under the Debentures, all principal and accrued interest become immediately due and payable.

     Option

     The Option may be exercised in one or several transactions for up to that number of shares which after exercise equals 15% of the outstanding shares of Common Stock and Preferred Stock plus all shares which are then and potentially issuable pursuant to all then outstanding options, warrants and other securities convertible into Common

Stock at the lower of $2.375 and the conversion price determined under the Pioneer Investment Agreement. The Option expires on September 30, 2000. The exercise price is subject to customary anti-dilution provisions. All shares issued or issuable to Pioneer pursuant to the Pioneer Investment Agreement are excluded from the calculation of the shares for which the Option is exercisable. On June 4, 1998, Hollinger partially exercised the Option for 575,595 shares of Common Stock.

     Hollinger Warrant

     The Hollinger Warrant must be exercised in a single transaction for that number of shares (the "Warrant Shares") which after exercise equals 30% of the outstanding shares of Common Stock and Preferred Stock plus all shares which are then and potentially issuable pursuant to all then outstanding options, warrants and other securities convertible into Common Stock at an exercise price per share equal to the Current Market Price (as defined in the Hollinger Warrant). Hollinger must exercise the Option and convert the Debentures before it can exercise the Warrant. For the purposes of calculating the number of Warrant Shares, any shares acquired by the holder of the Hollinger Warrant pursuant to the Option and the conversion of the Debentures shall be included in the calculation of the Warrant Shares. The exercise price is subject to customary anti-dilution provisions. All shares issued or issuable to Pioneer pursuant to the Pioneer Investment Agreement are excluded from the calculation of the shares for which the Warrant is exercisable.

     Hollinger Memorandum

     In connection with Pioneer's exercise of certain warrants to purchase an aggregate of 539,000 shares of Common Stock, we entered into a Memorandum with Hollinger, dated March 26, 1999, pursuant to which Hollinger consented to our reduction of the exercise price of the Pioneer Warrants. Additionally, Hollinger agreed, at the closing of a financing by Pioneer of at least $10,000,000, or consummated through Pioneer's active and substantial efforts, before AIME receives financing independent of Pioneer of $10,000,000 or more, to retire both the Option and the Hollinger Warrant in exchange for 2,000,000 shares of our Common Stock.

     Mr. Perle, a director of AIME, is Chairman and Chief Executive Officer of Hollinger. Mr. Kunsberg, a director of AIME, is the Executive Vice President and General Counsel of Hollinger.

     Agreement with iConnect.com, Inc.

     In March 1999, the Company assigned to iConnect.com, Inc. ("iConnect.com") the Company's rights in certain contracts relating to the design and marketing of custom Internet portals for affinity groups, in consideration for which the Company received a 25% equity interest in iConnect.com. Michael Salaman, a greater than 5% shareholder of the Company, is a director, officer and controlling shareholder of iConnect.com. The Company believes that the terms of the agreement were negotiated on an arm's-length basis.

ITEM 8. LEGAL PROCEEDINGS

     AIME is party from time to time to legal proceedings generally incidental to its business. Management believes the outcome of such litigation will not have a material adverse effect on the consolidated financial position, operating results or cash flows of the Company.

     AIME has been named as a defendant in an action brought in the United States District Court for the Eastern District of Pennsylvania by two former employees. The action, filed in December 1998, alleges that AIME breached certain terms in its employment agreements with the plaintiffs relating to options to purchase Company stock. The plaintiffs seek monetary damages of approximately $1.4 million. Also named as defendants are two executive officers of AIME. AIME believes that the claims are without merit and intends to defend against the claims vigorously.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     AIME's shares trade on the Over The Counter Bulletin Board (the "OTCBB") under the symbol "AIME." The following table sets forth, for the periods indicated, the high and low bid quotations for AIME's Common Stock obtained from Prophet Information Services, Inc. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                              High        Low
                                                              ----        ---
     1998

          First Quarter...................................    $4.75      $2.84
          Second Quarter..................................    $8.88      $4.00
          Third Quarter...................................    $6.56      $2.31
          Fourth Quarter..................................    $5.38      $2.00

     1997

          First Quarter...................................    $6.25      $2.63
          Second Quarter..................................    $3.38      $1.75
          Third Quarter...................................    $4.50      $2.75
          Fourth Quarter..................................    $5.13      $3.44

     There were 254 shareholders of record of the Common Stock as of March 31, 1999.

     AIME has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. AIME intends to retain future earnings, if any, for reinvestment in the future operation and expansion of its business and related development activities. AIME has granted a covenant to Hollinger that it will not pay any dividends on the Common Stock so long as the Debentures are outstanding. See "Certain Relationships and Related Party Transactions--Securities Purchase Agreement with Hollinger Digital, Inc." AIME has also granted a covenant to Pioneer that it will not cash dividends on the Common Stock until it pays all dividends on the Preferred Stock for all past dividend periods. See "Certain Relationships and Related Party Transactions--Investment Agreement with Pioneer Ventures Associates Limited Partnership." Any future determination to pay cash dividends on the Common Stock will be at the discretion of the Board of Directors and will be dependent upon AIME's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant, as well as the terms of any financing arrangement.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     From June to October 1996, AIME issued a total of 240,000 shares of Common Stock to 16 "Accredited Investors" (as defined within Rule 501 of the Securities
Act). These shares were issued to various investors in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. The 240,000 shares were issued in connection with the purchase of certain unsecured promissory notes. Each investor was issued 3,000 shares per $25,000 principal amount loaned to AIME.

     In October and November 1996, AIME issued a total of 1,024,000 shares of Common Stock to various Accredited Investors for an aggregate cash consideration of $4,520,000. These shares were sold to various investors in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. Of the 1,024,000 shares of Common Stock that were issued, 724,000 shares were issued to 16 Accredited Investors who converted their notes at a purchase price of $5 per share. The remaining 300,000 shares were issued to three Accredited Investors who converted their notes at a purchase price of $3 per share.

     In October of 1996, AIME exchanged a total of 450,000 shares of Common Stock for all the shares of The Brief Exchange. Of the 450,000 shares of Common Stock that were issued during this period, 225,000 of these shares were placed into escrow. In November of 1997, the 225,000 escrowed shares were transferred back to AIME.

     From May to September 1997, AIME issued a total of 2,037,500 shares of Common Stock to various Accredited Investors at a purchase price of $1- $2 per share, for an aggregate cash consideration of $2,412,500. These shares were sold to various investors in a private offering pursuant to an exemption under
Section 4(2) of the Securities Act. Of the 2,037,500 shares of Common Stock that were issued during this period, 1,662,500 of these shares were sold at a purchase price of $2 per "Unit," which consisted of two shares Common Stock and one warrant to purchase Common Stock at $2 per share. The sale of Units resulted in an aggregate issuance of 831,250 warrants. The remaining 375,000 shares that were issued during this period were issued upon the exercise by three accredited investors of their $2 warrants for an aggregate cash consideration of $750,000.

     In October of 1997, AIME issued a total of 150,000 shares of Common Stock to three Accredited Investors at a purchase price of $2 per Unit for an aggregate cash consideration of $150,000. These shares were sold to investors in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. The sale of Units resulted in an aggregate issuance of 75,000 warrants.

     On September 30, 1997, AIME exchanged 4,000,000 shares of Common Stock to all the shareholders of WebFeat, Inc. pursuant to the merger of AIME's wholly owned subsidiary with and into WebFeat.

     On December 3, 1997 and February 3, 1998, AIME issued to Hollinger two Floating Rate Convertible Secured Debentures, each with a principal amount of $3,000,000, a Common Stock Purchase Option (the "Option") and a warrant (the "Hollinger Warrant") in exchange for an aggregate cash consideration of $6,000,000. The Debentures, Option and the Hollinger Warrant were sold to Hollinger in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. The Debentures bear interest at a rate equal to 3.5% percent per annum in excess of the prime rate, and are convertible at any time after December 3, 1999 into that number of shares which equals the principal amount plus all accrued dividends divided by $2.85. The Debentures mature and automatically convert on December 4, 2002, and February 3, 2003, respectively. The Option is exercisable, in whole or part, for up to that number of shares which after exercise equals 10% of the fully diluted shares of Common Stock. The Hollinger Warrant must be exercised in a single transaction for that number of shares which after exercise equals 40% of the fully diluted shares of Common Stock. The Hollinger Warrant cannot be exercised until the 10% Option and the Debentures have been exercised.

     On June 4, 1998, AIME issued 575,595 shares of Common Stock to Hollinger upon its initial exercise of the Option at an exercise price of $2.606 per share for an aggregate cash consideration of $1,500,000. These shares were sold to Hollinger in a private offering pursuant to an exemption under Section 4(2) of the Securities Act.

     On May 6, 1998, AIME exchanged 560,000 shares of Common Stock in exchange for a license. These securities were sold pursuant to an exemption under Section 4(2) of the Securities Act.

     From April to May 1998, AIME sold a total of 1,144,000 shares to various Accredited Investors who exercised their warrants to purchase Common Stock at an exercise price of $2.73 per share, for an aggregate cash consideration of $3,123,120. These shares were sold to various individual investors in a private offering pursuant to an exemption under Section 4(2) of the Securities Act.

     From June to November 1998, AIME issued a total of 376,250 shares of Common Stock to various Accredited Investors who exercised their $2 and $3 warrants to purchase Common Stock for an aggregate cash consideration of $797,500. These shares were sold to various individual investors in a private offering pursuant to an exemption under Section 4(2) of the Securities Act.

     On July 1, 1998, AIME issued 25,000 shares of Common Stock to an Investment Banking firm in exchange for the provision of financial advisory services. These securities were sold in a private offering pursuant to an exemption under
Section 4(2) of the Securities Act.

     On November 16, 1998, AIME issued 10,000 shares of Series A Senior Convertible Preferred Stock ("Preferred Stock") to Pioneer in exchange for an aggregate cash consideration of $3,150,000. In addition, AIME issued a warrant to each of Pioneer and Ventures Management LLC for the purchase of 500,000 shares of Common Stock at an exercise price of $3.52 per share. AIME also issued warrants to Mountain Ranch Partners for the purchase of 500,000 shares of Common Stock at an exercise price of $1. The Preferred Stock and the warrants were sold in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. Each share of Preferred Stock has a stated value of $315 and a liquidation value of $1,000. The holder of the Preferred Stock is entitled to an 8% annual cash dividend, which dividend may be paid upon approval of the Board of Directors at a rate of 13% in shares of Preferred Stock. The Preferred Stock is convertible at any time into that number of shares equal to its stated value plus accrued dividends divided by $2.375. The Preferred Stock matures on November 16, 2008 and converts automatically into that number of shares equal to its stated value plus accrued dividends divided by $2.375. The Preferred Stock is redeemable at AIME's option.

     On December 31, 1998, AIME issued 500,000 shares of Common Stock to Pioneer upon the exercise of certain warrants at an exercise price of $1.00 per share for an aggregate cash consideration of $500,000. These securities were sold in a private offering pursuant to an exemption under Section 4(2) of the Securities Act.

     On November 16, 1998, AIME, Hollinger and Pioneer entered into a Consent and Waiver, whereby Hollinger's two Debentures, the Option and the Warrant were modified. Pursuant to the Consent and Waiver, the Debentures were modified to accrue interest at a rate of 13% per annum for purposes of determining the amount of shares of Common Stock into which the Debentures are convertible. In addition, certain prohibitive covenants were added to the Debentures. The Hollinger Warrant was amended to lower the amount of shares into which it is convertible to a number which equals 30% of the fully diluted shares of Common Stock. The Option was amended to increase the amount of shares into which it is convertible to a number which equals 15% of the fully diluted shares of Common Stock. Additionally, the Option was amended to grant Pioneer the right, in the event Pioneer exercises certain outstanding warrants to purchase 1,039,000 shares of Common Stock by May 16, 1999, to purchase half of the shares resulting from any exercise of the Option. For purposes of determining the amount of AIME's fully diluted shares into which the Debentures, the Option and the Hollinger Warrant are convertible, the amount of shares usable to Pioneer upon exercise of the Preferred Stock and the warrants to purchase 1,000,000 shares of Common Stock shall be excluded.

     On December 31, 1998, AIME issued 126,221 shares of Common Stock to a strategic partner in exchange for consulting services. These shares were sold in a private offering pursuant to an exemption under Section 4(2) of the Securities Act.

     On March 29, 1999, AIME issued 539,000 shares of Common Stock to Pioneer upon the exercise of certain assigned warrants at an exercise price of $1.86 per share for an aggregate cash consideration of $1,002,540. These shares were sold to Pioneer in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. Additionally, on March 22, 1999, the exercise price of the warrants issued to Pioneer and Ventures Management LLC on November 16, 1998 was reduced from $3.52 to 2.00.

     In May 1999, AIME issued 500,000 shares of Common Stock to Pioneer upon the exercise of $2.00 warrants for an aggregate cash consideration of $1,000,000. These shares were sold to Pioneer in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. In connection with the exercise of the warrants, AIME issued additional warrants to purchase 500,000 shares to Pioneer and additional warrants to purchase 500,000 shares to Ventures Management Partners LLC, in each case exercisable at $2.50 per share.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     AIME's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.001 per share, and 100,000 shares of Preferred Stock, par value $1.00 per share. As of March 31, 1999, there were 16,896,834 shares of Common Stock outstanding which were held of record by approximately 254 registered stockholders, and the number of beneficial holders was unknown. As of March 31, 1999, there were 10,493 shares of Preferred Stock outstanding, all held by Pioneer Ventures Associates Limited Partnership.

     The following summary description of the capital stock of AIME does not purport to be complete and is qualified in its entirety by reference to AIME's Certificate of Incorporation ("Certificate") and By-laws, copies of which are filed as exhibits to this Registration Statement, and the Delaware General Corporation Law ("DGCL"). Reference is made to such exhibits and the DGCL for a detailed description of those provisions which are summarized below.

COMMON STOCK, PAR VALUE $0.001 PER SHARE

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Cumulative voting for the election of directors is not permitted. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all the directors standing for election. Subject to the preferential rights of the holders of the Series A Preferred Stock, holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of the funds legally available therefor. Currently, AIME is bound by a restrictive covenant in the Amended Debentures which forbids the payment of dividends to the holders of the Common Stock so long as the Amended Debentures are outstanding. AIME is also bound by a restrictive covenant in the Series A Preferred Stock which forbids payment of dividends to the holders of the Common Stock until all dividends on the Series A Preferred Stock for all past dividend periods have been paid. Upon liquidation, dissolution or winding-up of the Company, each share of Common Stock is entitled to share on a pro rata basis in any distribution of AIME's assets after payment of all liabilities, subject to the rights of holders of Preferred Stock. Holders of Common Stock have no preemptive, conversion or redemption rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of the Series A Preferred Stock and any other Series of Preferred Stock which AIME may designate and issue in the future.

PREFERRED STOCK, PAR VALUE $1.00 PER SHARE

     Under the Certificate, AIME is authorized to issue up to 100,000 shares of Preferred Stock, par value $1.00 per share. The Board of Directors is authorized, without any vote or action by the holders of Common Stock, to determine the voting rights, dividend rights, dividend rates, liquidation preferences, redemption provisions, sinking fund terms, conversion or exchange rights and other rights, preferences, privileges and restrictions of any series of Preferred Stock and the number of shares constituting any such series. In addition, the Preferred Stock could have other rights, including economic rights senior to the Common Stock, such that the issuance of Preferred Stock could adversely effect the market value of the Common Stock. The issuance of Preferred Stock may also have the effect of delaying, deferring or preventing a change in control of the Company without any action by the stockholders. Currently, AIME is bound by a restrictive covenant in the Amended Debentures which prevents the issuance of any additional shares of Preferred Stock as long as the Amended Debentures are outstanding.

     By a Certificate of Designation filed with the Secretary of State of the State of Delaware on November 16, 1998, the Board of Directors designated 15,000 shares of the authorized Preferred Stock as Series A Convertible Preferred Stock, par value $1.00 (the "Series A Preferred Stock"). AIME has issued and outstanding 10,493 shares of Series A Preferred Stock, all held by one stockholder. Each share of Series A Preferred Stock has a stated value of $315 (the "Stated Value"). The holder of the Series A Preferred Stock is entitled to receive, out of the funds legally available therefor, cumulative cash dividends at the rate per share of 8% of its Stated Value, or 13% of its Stated Value if paid in kind with additional shares of Series A Preferred Stock, payable quarterly in arrears. If an event of default occurs, the cumulative dividend rate is increased to 13% if paid in cash, and 18% if paid with additional shares of Series A Preferred Stock so long as the event of default continues. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the Series A Preferred Stock is entitled to receive a liquidation preference of $1,000 per share plus the accrued dividends payable thereon. Each share of Series A Preferred Stock is convertible into that number of shares of Common Stock equal to its Stated Value plus accumulated dividends, divided by $2.375 (the "Conversion Price"). The Conversion Price of the Series A Preferred Stock is subject to a reset provision on February 29, 2000 (the "Reset Conversion Price"). In addition to certain matters on which only the holders of the Series A Preferred Stock vote, holders of the Series A Preferred Stock are entitled to vote on all matters on which holders of Common Stock vote, as if the Series A Preferred Stock had been converted into Common Stock. The Series A Preferred Stock converts into Common Stock automatically on November 16, 2008 at the then applicable Conversion Price. The Series A Preferred Stock is subject to certain anti-dilution provisions. The Series A Preferred Stock is redeemable at the option of AIME, in whole or in part, on any quarterly dividend date, at a price per share which is determined pursuant to a formula set forth in the Certificate of Designation.

FLOATING RATE CONVERTIBLE SECURED DEBENTURES

     AIME has issued and outstanding two Floating Rate Convertible Secured Debentures, each with a principal amount of $3,000,000. The Debentures were issued to Hollinger pursuant to the Securities Purchase Agreement dated December 3, 1997, and were amended by the Consent and Waiver dated November 16, 1998 (the "Amended Debentures"). See "Securities Purchase Agreement with Hollinger Digital, Inc." The Amended Debentures are dated December 4, 1997 and February 3, 1998, and mature on December 4, 2002, and February 3, 2003, respectively. The Amended Debentures bear interest at a rate equal to 3.5% percent per annum in excess of the prime rate as published in

The Wall Street Journal. The Amended Debentures are convertible at any time after December 3, 1999 into a number of shares of AIME's Common Stock determined by dividing the outstanding principal balance and accrued interest (the "Conversion Amount") by the lower of $2.375 or the Reset Conversion Price. For purposes of determining the Conversion Amount, interest accrued after November 16, 1998 is calculated at 13% per annum. The Amended Debentures are subject to certain anti-dilution provisions. The Amended Debentures are mandatorily convertible at their maturity dates or upon a registered public offering by AIME. The Amended Debentures are senior indebtedness and secured by all the assets of AIME.

     AIME is bound by restrictive covenants in the Amended Debentures, including one which prohibits the payment of dividends on AIME's Common Stock so long as the Debentures are outstanding.

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

     The provisions of AIME's Certificate and the DGCL summarized in the succeeding paragraphs may have an anti-takeover effect, and may delay, defer, or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Issuance of Preferred Stock

     The Certificate provides the Board of Directors with the authority to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof.

     Section 203 of the DGCL

     AIME is subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding shares owned by directors who are also officers of the corporation and by certain employee stock plans, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Section 102(b)(7) of the DGCL, the Certificate of AIME contains a provision to limit the personal liability of the directors of AIME for violations of their fiduciary duties. This provision eliminates each director's liability to AIME or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to AIME or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. Also, there may be certain liabilities, such as those under the federal securities laws or other state or federal laws, which a court may hold are unaffected by the Certificate.

     The Certificate also provides that any repeal or modification of the above-referenced provision shall not result in any liability for a director with respect to any action or omission occurring prior to such repeal or modification.

     Section 145 of the DGCL provides that a corporation may indemnify any person, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. The By-laws of AIME provide for indemnification of the officers and directors to the fullest extent permitted by the DGCL. In addition, AIME maintains officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities.

ITEM 13. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   Index to Consolidated Financial Statements

KPMG LLP Independent Auditors' Report.....................................  47

Schiffman Hughes Brown Independent Auditors' Report.......................  48

Consolidated Balance Sheets as of December 31, 1998 and 1997..............  49

Consolidated Statements of Operations for the years ended
December 31, 1998, 1997 and 1996..........................................  50

Consolidated Statements of Stockholders' (Deficit) Equity
for the years ended December 31, 1998, 1997 and 1996......................  51

Consolidated Statements of Cash Flows for the years ended
December 31, 1998, 1997 and 1996..........................................  52

Notes to the Consolidated Financial Statements............................  54

                          Independent Auditors' Report


The Board of Directors and Stockholders
American Interactive Media, Inc.


We have audited the accompanying consolidated balance sheets of American Interactive Media, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of American Interactive Media, Inc. and subsidiaries for the year ended December 31, 1996 were audited by other auditors whose report dated March 11, 1997 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Interactive Media, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that American Interactive Media, Inc. and subsidiaries will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has incurred accumulated losses through December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                             /s/ KPMG LLP

May 10, 1999
New York, New York

                          Independent Auditors' Report

To the Board of Directors and Stockholders of American Interactive Media, Inc. and Subsidiaries
New York, New York

We have audited the accompanying consolidated statements of operations, accumulated deficit, and cash flows of American Interactive Media, Inc. and Subsidiaries for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of American Interactive Media, Inc. and Subsidiaries at December 31, 1996, and the results of its consolidated operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Schiffman Hughes Brown
Blue Bell, Pennsylvania

March 11, 1997

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                    Assets                                    1998            1997
                                                                          ------------    ------------
Current assets:
    Cash and cash equivalents                                             $  1,617,756       2,237,501
    Product inventory                                                             --           306,671
    Prepaid expenses and other current assets                                   16,750          29,573
                                                                          ------------    ------------
                   Total current assets                                      1,634,506       2,573,745
                                                                          ------------    ------------

Property and equipment, net (note 5)                                         1,197,287         805,139
Technology license, net (note 2(f))                                               --           365,735
Intangibles, net of accumulated amortization of
    $1,008,729 in 1998 and $201,746 in 1997 (note 2(f))                      3,026,186       3,833,169
Partner advances (note 13)                                                     200,000            --
Investment in Aim/New Tech LLC (note 3)                                        175,000            --
Other assets                                                                    68,344          58,094
                                                                          ------------    ------------
                                                                             4,666,817       5,062,137
                                                                          ------------    ------------
                   Total assets                                           $  6,301,323       7,635,882
                                                                          ============    ============

                Liabilities and Stockholders' (Deficit) Equity

Current liabilities:
    Accounts payable                                                      $    273,248    $    164,660
    Accrued expenses (note 6)                                                1,054,072       1,053,603
    Current maturities of long-term capital lease obligations (note 11)        119,014            --
                                                                          ------------    ------------
                   Total current liabilities                                 1,446,334       1,218,263
                                                                          ------------    ------------

Convertible secured debentures, net of unamortized debt
    discount of $-0- in 1998 and $1,970,968 in 1997 (note 7)                 6,784,485       1,056,032
Capital lease obligations (note 11)                                             81,274            --
                                                                          ------------    ------------
                   Total liabilities                                         8,312,093       2,274,295
                                                                          ------------    ------------

Stockholders' (deficit) equity:
    Preferred stock, $1 par value.  Authorized 100,000 shares;
       10,163 shares issued and outstanding as Series A Senior
       Convertible Preferred Stock - aggregate liquidation                      10,163            --
       preference of $10,163,000
    Common stock, $0.001 par value.  Authorized 50,000,000
       shares; issued outstanding 16,357,834 shares and
       12,917,435 shares in 1998 and 1997, respectively                         16,359          12,917
    Additional paid-in capital                                              45,832,345      17,339,968
    Accumulated deficit                                                    (47,869,637)    (11,991,298)
                                                                          ------------    ------------
                   Total stockholders' (deficit) equity                     (2,010,770)      5,361,587

Commitments and contingencies
                                                                          ------------    ------------
                   Total liabilities and stockholder's (deficit) equity   $  6,301,323       7,635,882
                                                                          ============    ============

See accompanying notes to consolidated financial statements.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 1998, 1997 and 1996

                                                              1998            1997           1996
                                                          ------------    ------------    ------------
Revenues                                                  $       --              --              --
                                                          ------------    ------------    ------------

Expenses:
    Content production and development costs                 2,369,921         245,758            --
    Selling, general and administrative                      4,161,785         772,291            --
                                                          ------------    ------------    ------------

                                                             6,531,706       1,018,049            --
                                                          ------------    ------------    ------------

                   Loss from operations                     (6,531,706)     (1,018,049)           --
                                                          ------------    ------------    ------------

Other income (expenses):
    Interest income                                             34,211            --              --
    Interest expense                                          (497,797)        (20,520)           --
                                                          ------------    ------------    ------------

                   Loss from continuing operations          (6,995,292)     (1,038,569)           --
                                                          ------------    ------------    ------------

Discontinued operations (note 14):
    Loss from discontinued operations                      (12,524,144)     (6,737,461)     (3,749,394)
    Loss on disposal                                          (609,086)           --              --
                                                          ------------    ------------    ------------

                                                           (13,133,230)     (6,737,461)     (3,749,394)
                                                          ------------    ------------    ------------

                   Loss prior to extraordinary item        (20,128,522)     (7,776,030)     (3,749,394)

Extraordinary loss on extinguishment of debt (note 7)      (15,749,817)           --              --
                                                          ------------    ------------    ------------
                   Net loss                                (35,878,339)     (7,776,030)     (3,749,394)

Cumulative dividends and accretion of
    convertible preferred stock                              1,406,003            --              --
                                                          ------------    ------------    ------------

                   Net loss to common stockholders        $(37,284,342)     (7,776,030)     (3,749,394)
                                                          ============    ============    ============

Basic and diluted net loss per share from:
    Continuing operations                                 $      (0.58)          (0.12)           --
    Discontinued operations                                      (0.90)          (0.78)          (0.68)
    Extraordinary item                                           (1.07)           --              --
                                                          ------------    ------------    ------------

Basic and diluted net loss per common shareholder         $      (2.55)          (0.90)          (0.68)
                                                          ============    ============    ============

Basic and diluted weighted average number of
    common shares outstanding                             $ 14,609,826       8,678,188       5,523,809
                                                          ============    ============    ============

See accompanying notes to consolidated financial statements.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

            Consolidated Statements of Stockholders' (Deficit) Equity

                  Years ended December 31, 1998, 1997 and 1996

                                                                                                               Total
                                                                              Additional                   stockholders'
                                                   Preferred      Common        paid-in      Accumulated     (deficit)
                                                     stock         stock        capital        deficit         equity
                                                  -----------   -----------   -----------    -----------    -----------
Balance at January 1, 1996                        $      --           5,240     1,333,895       (465,874)       873,261

Issuance of 450,935 common shares                        --             451     1,649,549           --        1,650,000
Issuance of 240,000 common shares
  related to debt financing                              --             240     1,199,760           --        1,200,000
Issuance of 574,000 common shares
  in exchange for notes payable                          --             574     2,869,426           --        2,870,000
Issuance of 225,000 common shares
  related to purchase of The Brief Exchange              --             225       731,025           --          731,250
Net loss                                                 --            --            --       (3,749,394)    (3,749,394)
                                                  -----------   -----------   -----------    -----------    -----------

Balance at December 31, 1996                             --           6,730     7,783,655     (4,215,268)     3,575,117
Issuance of 2,187,500 common shares                      --           2,187     2,560,313           --        2,562,500
Issuance of 4,000,000 common shares
  in acquisition of WebFEAT                              --           4,000     3,996,000           --        4,000,000
Issuance of stock options as noncash
  compensation for services rendered                     --            --       1,000,000           --        1,000,000
Issuance of option to purchase unregistered
  common stock in conjunction with
  the issuance of convertible debt                       --            --       2,000,000           --        2,000,000
Net loss                                                 --            --            --       (7,776,030)    (7,776,030)
                                                  -----------   -----------   -----------    -----------    -----------

Balance at December 31, 1997                             --          12,917    17,339,968    (11,991,298)     5,361,587

Issuance of 10,000 shares of preferred stock
  and warrants                                         10,000          --       3,140,000           --        3,150,000
Dividends on preferred stock                              163          --            (163)          --             --
Issuance of 2,020,250 common shares related
  to exercise of warrants                                --           2,021     4,415,479           --        4,417,500
Issuance of stock options and warrants as
  non-cash compensation for services rendered            --            --         478,712           --          478,712
Issuance of 284,554 common shares as non-cash
  compensation for services rendered                     --             285     1,045,530           --        1,045,815
Issuance of 560,000 common shares in
  exchange for various technology
  and software licenses                                  --             560     3,779,440           --        3,780,000
Issuance of 575,595 common shares due to
  partial exercise of Hollinger option                   --             576     1,499,424           --        1,500,000
Issuance of option to purchase unregistered
  common stock and beneficial conversion
  feature associated with the extinguishment of
  convertible secured debentures                         --            --      14,133,955           --       14,133,955
Net loss                                                 --            --            --      (35,878,339)   (35,878,339)
                                                  -----------   -----------   -----------    -----------    -----------
Balance at December 31, 1998                      $    10,163        16,359    45,832,345    (47,869,637)    (2,010,770)
                                                  ===========   ===========   ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997 and 1996

                                                                                   1998            1997            1996
                                                                               ------------    ------------    ------------
Cash flows from operating activities:
  Net loss                                                                     $(35,878,339)     (7,776,030)     (3,749,394)
  Less Loss from discontinued operations                                        (12,524,144)     (6,737,461)     (3,749,394)
                                                                               ------------    ------------    ------------
  Net Loss from continuing operations                                           (23,354,195)     (1,038,569)           --
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Noncash expenses included in net loss:
        Loss on disposal of discontinued operations                                 609,086            --              --
        Extraordinary loss on extinguishment of debt                             15,749,817            --              --
        Depreciation and amortization                                             1,026,491            --              --
        Interest on secured debentures                                              317,703            --              --
        Amortization of debt discount on secured
           debentures                                                               173,061          20,520            --

      Changes in assets and liabilities:
        Accounts receivable                                                            --            (6,945)           --
        Prepaid expenses and other current assets                                    12,823          19,670            --
        Other assets                                                                (10,250)        (39,804)           --
        Accounts payable and accrued expenses                                       109,057         515,946            --
                                                                               ------------    ------------    ------------
           Net cash used in continuing operations                                (5,366,407)       (529,182)           --
           Net cash used in discontinued operations                              (5,155,183)     (3,589,269)     (3,062,348)
                                                                               ------------    ------------    ------------
           Net cash used in operating activities                                (10,521,590)     (4,118,451)     (3,062,348)
                                                                               ------------    ------------    ------------

Cash flows from investing activities:
  Investment in Aim/New Tech LLC                                               $   (175,000)           --              --
  Cash received from business acquisition                                              --            11,906            --
  Purchases of property and equipment                                              (716,400)       (373,664)       (135,739)
  Technology licenses, net of recoupment                                         (1,150,000)       (243,600)       (237,500)
                                                                               ------------    ------------    ------------

             Net cash used in investing activities                               (2,041,400)       (605,358)       (373,239)
                                                                               ------------    ------------    ------------

Cash flows from financing activities:
  Proceeds from exercise of options and warrants                                  5,917,500            --              --
  Proceeds from sale of common stock                                                   --         2,562,500       1,650,000
  Proceeds from sale of preferred stock                                           3,150,000            --              --
  Proceeds from stockholders' loans                                                    --              --         1,045,000
  Proceeds from issuance of convertible secured
     debentures and loans                                                         3,000,000       3,000,000       1,825,000
  Principal payments under capital lease obligation                                (124,255)           --              --
                                                                               ------------    ------------    ------------

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1998, 1997 and 1996

Cont'd

                                                                                   1998            1997            1996
                                                                               ------------    ------------    ------------
             Net cash provided by financing activities                           11,943,245       5,562,500       4,520,000
                                                                               ------------    ------------    ------------
             Net (decrease) increase in cash and
                 cash equivalents                                                  (619,745)        838,691       1,084,413

Cash and cash equivalents at beginning of year                                    2,237,501       1,398,810         314,397
                                                                               ------------    ------------    ------------

Cash and cash equivalents at end of year                                       $  1,617,756       2,237,501       1,398,810
                                                                               ============    ============    ============

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                                   $     15,810            --            47,234
                                                                               ============    ============    ============
    State and local taxes                                                      $     22,900           2,022             303
                                                                               ============    ============    ============
Supplemental schedule of noncash investing and financing activities:
  Issuance of common stock related to purchase of
    various technology and software licenses                                   $  4,316,440            --              --
                                                                               ============    ============    ============
  Property and equipment acquired under
    capital leases                                                             $    324,542            --              --
                                                                               ============    ============    ============
  Issuance of common stock related to purchase
    of WebFEAT                                                                 $       --         4,000,000            --
                                                                               ============    ============    ============
  Issuance of options to purchase common stock in
    conjunction with the issuance of convertible
    secured debentures                                                         $       --         2,000,000            --
                                                                               ============    ============    ============
  Issuance of common stock in exchange for
    notes payable - shareholders                                               $       --              --         1,045,000
                                                                               ============    ============    ============
  Issuance of common stock in exchange
    for notes payable                                                          $       --              --         1,825,000
                                                                               ============    ============    ============
  Issuance of common stock related to
    debt financing                                                             $       --              --         1,200,000
                                                                               ============    ============    ============
  Issuance of common stock related to the
    purchase of The Brief Exchange                                             $       --              --           731,250
                                                                               ============    ============    ============

See accompanying notes to consolidated financial statements.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

(1)  Description of the Business

     American Interactive Media, Inc. ("AIME" or "Company"), is a media company engaged in the development, marketing and distribution of entertainment-based programming initially formatted for the Internet but designed for distribution across multiple media platforms. The Company's entertainment-based product offerings are grouped into Program Networks ("Program Networks" or "Networks") which incorporate video, audio and information in an interactive environment. Combining the entertainment of television with the interactivity and community building properties of the Internet these Networks target niche audiences.

     The Company was originally incorporated under the laws of the State of Nevada on April 10, 1986; on January 29, 1998, the Company, through a merger of the Company with and into a wholly owned subsidiary of the Company, changed the state of incorporation to Delaware. The merger was accounted for in a manner similar to a pooling-of-interests. The Company had been involved in previous business ventures, but was inactive and had no business from 1992 until it acquired American Direct Media Inc. ("ADM") as a wholly owned subsidiary on March 15, 1995.

     ADM was incorporated under the laws of the State of New Jersey on or about October 26, 1994, as a direct marketing company. In 1995, following the acquisition of ADM by the Company, ADM reduced its direct marketing activity to focus on Internet-related products and services. ADM ceased its direct marketing activity in 1996.

     On October 1, 1996, the Company acquired 100% of the stock of The Brief Exchange Legal Network, Inc. ("The Brief Exchange"). The Brief Exchange was incorporated under the laws of the State of California on June 4, 1996 and was organized to engage in the business of providing legal information and research services to the legal community. On September 30, 1997, the Company and the management and original owners of The Brief Exchange entered into an agreement whereby all of the shares of The Brief Exchange were transferred back to the original owners (see note 2). As a result, the Company accounted for this transaction as a disposition of a business and recorded a $617,058 loss from discontinued operations in 1997.

     On September 26, 1997, the Company, merged with WebFEAT (see note 4). WebFEAT was incorporated under the laws of the State of Delaware on April 11, 1996 and was organized to engage in the development of unique stand-alone web-based content offerings, to provide digital production services to traditional media companies, and to create multi-platform digital programming.

     From 1995 until the end of 1998, AIME was primarily engaged in providing a gateway to the Internet and the World Wide Web ("the Web") that organizes, aggregates and delivers information to meet the needs of distribution partners and their individual consumers. The Company's products and services included, but were not limited to, a "set-top" device that when connected to a television, phone line, and the Company's backend network ("webPASSPORT Network"), provided Internet access, Web browsing, e-mail, personalized news delivery and chat capabilities. During this period, substantially all of the Company's revenues and expenses were associated with this business. In the first quarter of 1999, the Board of Directors approved the Company's decision to focus its efforts exclusively on the development and marketing of platform-neutral, entertainment-based programming. On March 3, 1999, the Company executed a Letter of Intent with PowerChannel, Inc. to license and sublicense certain technology rights and to sell certain assets of its webPASSPORT division (see notes 14 and 15). AIME's operations not related to developing and marketing of platform-neutral, entertainment-based programming have been reflected as discontinued operations for all years presented.

     The Company has incurred significant losses in current and prior periods, has a net capital deficiency, and has accumulated losses of $47,869,637 through December 31, 1998. These, among other factors, raise substantial doubt about the Company's ability to continue as a going concern. Management intends to continue to devote resources toward the research, development and marketing of its products in order to generate future revenues from advertising, e-commerce, and content licensing and distribution. In addition, the Company is actively pursuing additional short-and long-term financing sources, including debt and equity financing, and will be required to raise capital, from time to time, in order to capitalize on business opportunities and market conditions as well as to insure the continued development and marketing of the Company's products and services. Although management believes that it can successfully research, develop and market its products and obtain additional financing, there can be no assurance that it will be able to do so.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The Company's consolidated financial statements include (i) the consolidated accounts of the Company, (ii) its wholly owned inactive subsidiaries, WebFEAT (from its acquisition date) and ADM, (iii) a 50% interest in a limited liability company accounted for under the equity method in 1998, and (iv) The Brief Exchange to September 30, 1997, the date when the shares of The Brief Exchange were transferred back to its original owners (see note 2 (f)). In 1999, the Company discontinued its webPASSPORT Network operations; accordingly, such operations have been reflected in the statements of operations as discontinued for all years presented.

          All significant intercompany balances and transactions have been eliminated in consolidation.

          Certain reclassifications have been made to the 1997 and 1996 financial statements to conform with the 1998 financial statement presentation.

     (b)  Use of Estimates

          The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents

          For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 1998. Cash equivalents amounted to $2,005,548 of U.S. Treasury securities at December 31, 1997.

     (d)  Property and Equipment

          Property and equipment, including third-party computer software, are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the related lease.

     (e)  Product Inventory

          Inventory, in 1997, principally consisting of keyboards and set-top boxes is recorded at the lower of cost or market using the FIFO (first-in, first-out) method.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

     (f)  Intangible Assets and Technology Licenses

          Intangible Assets

          At December 31, 1996, goodwill related solely to the acquisition of The Brief Exchange which was being amortized over 20 years; however, in September 1997, such goodwill was included in the loss on disposition of a business, included in loss from discontinued operations, when the shares owned by the Company were transferred back to The Brief Exchange's original owners.

          In connection with the Company's acquisition of WebFEAT in 1997 (see note 4), the excess purchase price over the fair value of net assets and liabilities acquired was allocated to an employment agreement of a key executive and is being amortized over its five-year term.

          Technology Licenses

          In 1996, the Company entered into a licensing agreement with a technology company whereby the Company was granted certain exclusive and nonexclusive rights to various technical information, copyrights and computer programs related to a certain computer chip and software for a period of ten years in exchange for a payment of $250,000. During 1997, the Company provided an additional $250,000 in connection with certain enhancements of the computer chip and software.

          The Company was entitled to recoup $2.50 for each computer chip purchased from the technology company until the total advances have been recouped. The Company charged to expense, the greater of recoupment or amortization over a period of three years; the amortization exceeded recoupment by approximately $1,893,000 and $115,000 in 1998 and 1997, respectively.

          The 1996 agreement and its amendment were superseded on May 6, 1998, when the Company acquired licenses and rights to certain software and hardware technologies utilized in some of its products and services. The Company acquired these licenses on an irrevocable, worldwide, perpetual and royalty free basis.

          In consideration for these licenses, the Company agreed to pay the licensor $1,150,000 in cash, issued 560,000 shares of the Company's common stock to the licensor and one of the licensor's creditors, to forego the recoupment of $481,000 of prepaid license fees, and to license back to the licensor some of the Company's own software technology on a fee-per-unit basis.

          During the fourth quarter of 1998, the Company wrote-off the value of all technology licenses and acquired rights in the amount of $3,402,607 due to the Company's decision to focus its efforts exclusively on the development and marketing of platform-neutral, entertainment-based programming (see note 1).

     (g)  Revenue Recognition

          The Company recognizes revenue when products are delivered or when services are rendered. The Company will recognize its share of revenue sharing agreements proceeds upon notification from its partners of sales attributable to the Company's activities or contractual rights.

     (h)  Research and Development

          Research and development costs consist of expenditures incurred by the Company during the course of planned research and investigation aimed at the discovery of new knowledge which will be used to develop products relating to the Internet. Research and development costs also include costs for significant enhancement or improvements to these Internet products. The Company expenses all such research and development costs as they are incurred. Substantially all of the Company's research and development expenditures related to the discontinued operations.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     (i)  Content Production and Development Costs

          Content production and development costs consist of expenditures incurred by the Company for the creation and development of its media products.

          In 1998 and 1997, these costs consisted primarily of personnel and consulting services utilized in the creation of ComedyNet, Virtual Cable, New Tech Projects (see note 3) and live internet auction programming.

     (j)  Income Taxes

          The Company accounts for income taxes under the asset and liability method. As such, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

          Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (k)  Stock Option Plan

          The Company accounts for stock options under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (l)  Net Loss Per Share

          Basic EPS is computed by dividing income or loss to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock.

          Net loss to common stockholders and weighted average shares outstanding used for computing diluted loss per common share were the same as those used for computing basic loss per common share for each of the years ended December 31, 1998, 1997 and 1996. The Company's potentially dilutive common stock equivalents of approximately 4,000,000, 4,300,000 and 1,974,000 at December 31, 1998, 1997 and
          1996, respectively, were not included in the computation of diluted net loss per share because they were antidilutive for all periods presented. Additionally, the Company is subject to further dilution with respect to its issued and outstanding secured convertible debentures and preferred stock financing (see notes 7 and 8).

          Net loss to common stockholders for the year ended December 31, 1998 has been increased to give effect to cumulative dividends and accretion of $73,003 and $1,333,000 on Series A Senior Convertible Preferred Stock, respectively.

     (m)  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed
          Of

          The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     (n)  Segments and Geographic Data

          The Company's operations are in one segment: entertainment based programming. In 1999, the Company decided not to continue its WebPASSPORT operations and as such have reflected those operations as discontinued. All of the Company's operations are in the United States.

     (o)  New Accounting Pronouncements

          SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. SFAS No. 133 will be effective for the Company in 2000. The Company has not yet determined the effects of the pronouncement on its results of operations and financial position.

          The AICPA Accounting Standards Executive Committee recently issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software, and is effective for fiscal years beginning after December 15, 1998. The adoption of this SOP is not expected to have a material impact on AIME's financial position or results of operations.

          The AICPA Accounting Standards Executive Committee recently issued SOP 98-5, "Reporting on the costs of start-up activities" which requires organization costs to be expensed as incurred, and is effective for fiscal years beginning after December 15, 1998. The adoption of this SOP is not expected to have an impact on AIME's financial position or results of operations.

(3)  Investment in Aim/New Tech LLC

     On August 27, 1998, the Company entered into an agreement with New Tech LLC (New Tech) to form a limited liability company Aim/New Tech LLC (LLC). In accordance with the agreement, New Tech contributed a number of joint venture agreements with a variety of partners. These agreements gave the LLC the right to develop, market, and distribute a number of entertainment-based media projects ("NewTech Projects"). Under the terms of the agreements, the Company has agreed to fund the development of these projects in exchange for the right to one third share of all profits subsequent to development funding recovery. The other two-thirds will be split, with half going to New Tech and the other half to the Network's talent/producer. The term of the joint venture is from August 27, 1998 until December 31, 2048, unless dissolved earlier in accordance with the terms of the agreement. The Company and New Tech jointly manage the operations of the joint venture. The Company accounts for its contributions to the LLC under the equity method. The Company has funded 100% of the joint venture's operations and the Company has accounted for 100% of its losses which are included in content production and development costs.

(4)  Business Combination

     On September 26, 1997, the Company exchanged 4,000,000 shares of restricted AIME common stock for 100% of the outstanding shares of WebFEAT. The Company has accounted for this business combination under the purchase method of accounting and, accordingly, the consolidated statements of operations reflect the activity of WebFEAT since the date of acquisition. Total consideration, including previously funded amounts and acquisition related costs of approximately $240,000, amounted to approximately $4.2 million; the transaction was valued at $1.00 per share, the value of shares issued in its then most recent equity transaction with a third party (see note 8). The excess purchase price over the fair value of net assets and liabilities acquired of approximately $4.0 million related to the acquisition was allocated to an employment agreement of a key executive and is being amortized over its five year term. Such amount is included in intangibles on the consolidated balance sheet. The fair value of net assets and liabilities acquired amount to approximately $205,000.

     Assuming the Company and WebFEAT were combined as of January 1, 1996, total revenues, net loss and net loss per share would have been $172,500, $(8,581,595) and $(0.73), respectively, in 1997 and $10,000, $(4,700,013)
     and $(0.49), respectively, in 1996.

(5)  Property and Equipment

     Property and equipment as of December 31 consisted of the following:

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


                                                    1998          1997
                                                -----------    -----------
     Computer equipment and software
         licenses                               $   859,044        367,814
     Audio visual production
         equipment and other                        533,069        346,731
     Furniture, fixtures and improvements           375,546        230,769
                                                -----------    -----------
                                                  1,767,659        945,314

     Less accumulated depreciation                 (570,372)      (140,175)
                                                -----------    -----------

                   Total                        $ 1,197,287        805,139
                                                ===========    ===========

     Depreciation expense on property and equipment amounted to $430,197, $129,730, and $9,938 for the years ended December 31, 1998, 1997 and 1996, respectively. In 1998, the Company recorded a loss of $218,598 on the disposal of certain equipment which is reflected as a loss of disposal within discontinued operations.

(6)  Accrued Expenses

     Accrued expenses as of December 31, including operating liabilities related to discontinued operations (see note 14), consisted of the following:

                                                       1998         1997
                                                    ----------   ----------

     Accrued consulting and professional fees       $  503,584      332,262
     Accrued payroll and related costs                 276,611      390,977
     Other accrued liabilities                         273,877      330,364
                                                    ----------   ----------

                   Total                            $1,054,072    1,053,603
                                                    ==========   ==========

(7)  Convertible Secured Debentures

     In connection with the financing of the Company's operations, Hollinger Digital, Inc. ("Hollinger"), the new media unit of publisher Hollinger International Inc., entered into a Securities Purchase Agreement dated December 3, 1997 and purchased various securities of the Company which included: (i) a floating rate convertible secured debenture ("1997 debenture") in the aggregate principal amount of $3,000,000 due December 4, 2002 ("maturity date"); (ii) a floating rate convertible secured debenture in the aggregate principal amount of $3,000,000 due February 3, 2003 ("1998 debenture"), (iii) an option, which was modified on June 4, 1998, to purchase up to ten percent (10%) of the outstanding shares of common stock of the Company on a fully diluted basis at a price equal to $2.606 per share, for all exercises up to and including October 15, 1998, and for all exercises from October 16, 1998 up to and including December 4, 1998, the greater of $2.606 or the then current market price of the common stock of the Company (the "Purchase Option"); and (iv) a warrant to purchase, in a single transaction, that number of shares of common stock such that Hollinger could control forty percent (40%) of their outstanding shares of common stock of the Company on a fully diluted basis, at a price per share equal to the then current market price of the Company's common stock ("the Purchase Warrant"). The closing of the purchase and sale of the 1997 debenture, the Purchase Option and the Purchase Warrant occurred on December 4, 1997 and the closing of the purchase and sale of the 1998 debenture occurred on February 3, 1998.

     Hollinger has the right, at any time after December 3, 1999 and prior to the maturity date, to convert the outstanding principal, and all accrued interest at the time of conversion, of the 1997 and 1998 debentures into a number of shares of the Company's common stock, determined by dividing the principal amount and accrued interest by $2.85.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     So long as an event of default has not occurred, Hollinger shall be required to exercise the conversion right upon (1) the maturity date for the full amount of shares of common stock or (2) a public offering by AIME registered under the Securities Act of 1933. The Purchase Option was exercisable by Hollinger at any time on or before December 4, 1998. This Purchase Option, if not exercised prior thereto, would become void and of no value. On June 15, 1998, Hollinger exercised a portion of the option to the extent of 575,595 shares for an aggregate exercise price of $1,500,000.

     The Purchase Warrant may be exercised at any time after Hollinger shall have completed conversion of the 1997 and 1998 debentures in full and shall have exercised the Purchase Option in full, until and including one year after the date of the 1997 and 1998 debentures shall have been converted in full. The Company has ascribed $2,000,000 to the Purchase Option and Purchase Warrant as debt discount on the note using the Black-Scholes Purchase Option valuation model; $392,340 and $29,032 has been recognized as additional interest expense with respect to the amortization of the discount for the years ended December 31, 1998 and 1997, respectively.

     The 1997 and 1998 debentures accrue interest at a rate equal to 3.5% per annum in excess of the prime rate and in addition to any accrued interest, shall be deferred and automatically convert on the fifth anniversary and become immediately due and payable upon an event of default as defined in the Securities Purchase Agreement dated December 3, 1997. At December 31, 1998, accrued interest on the 1997 and 1998 debentures amounted to $747,251. At December 31, 1997, accrued interest on the 1997 debenture amounted to $27,000.

     Concurrent with the Company's issuance of Preferred Stock (see note 8), the agreement with Hollinger was amended as follows: (i) the percentage of outstanding common stock Hollinger can purchase through the exercise of its Purchase Option increased from 10% to 15%, (ii) the percentage of outstanding common stock Hollinger can purchase through the exercise of its Purchase Warrant decreased from 40% to 30%, (iii) the exercise price of the Purchase Option and Purchase Warrant were adjusted to prices consistent with the conversion feature of the Preferred Stock, (iv) the interest rate on the debentures was fixed at 13% per annum and (v) the expiration date of the Purchase Option was extended to September 30, 2000. Additionally, the amended Hollinger agreement included forgiveness of certain debt convenants that were determined by Hollinger to be breached. As a result of the amended agreement and the significant value given to Hollinger related to the reduction in conversion prices on the note and the increase in value related to modified terms of the Purchase Option, the amendment is accounted for as an extinguishment of the original debenture. As such, the Company recognized an extinguishment loss in 1998 of $15,749,817 representing the difference between (i) the fair value of the amended debenture, the related Purchase Option and Purchase Warrant, and the beneficial conversion feature associated with the debenture and (ii) the carrying value of the debenture at November 16, 1998.

(8)  Capital Stock

     (a)  Preferred Stock

          On November 16, 1998, the Company issued 10,000 shares of the Company's Series A Convertible Preferred Stock plus warrants ("Preferred Stock") for $3,150,000 in a private placement to Pioneer Ventures Associates Limited Partnership and affiliates ("Pioneer"). Pioneer is entitled to an 8% cumulative cash dividend payable quarterly; however, if the Company elects to pay any dividend by the issuance of Series A preferred stock in lieu of a cash dividend, the amount of such dividend shall be 13%. The Preferred Stock is redeemable at the Company's option. The Preferred Stock has a stated value of $315 per share, a liquidation value of $1,000 per share, and is convertible into the Company's common stock at a conversion price of $2.375 per common share. Such conversion price will be reset on February 29, 2000 ("Reset Date") to 75% of the average closing bid price of the Company's common stock over the five day period preceding the issuance of the Preferred Stock ("Average Share Price") if that average closing price falls below $2.375 during the 20 trading days prior to the Reset Date. In addition, warrants to purchase 1,000,000 shares of the Company's common stock at an exercise price of 110% of the Average Share Price were also issued. The Company has allocated the total proceeds of $1,333,000 and $1,817,000 to the preferred stock and warrants, respectively, based on their relative fair values.

          Concurrent with the issuance of Preferred Stock to Pioneer, the Company issued 1,500,000 warrants. The first 1,000,000 warrants were issued at an exercise price of $3.52, and the remaining 500,000 warrants were at an exercise price of $1.00 which were exercised on December 31, 1998. Furthermore, the remaining 1,000,000 unexercised warrants priced at $3.52 were subject to a reset provision whereby their strike price could be reset at a lower value. In March 1999, the 1,000,000 warrants' exercise price was reduced to $2.00 per share, subject to a reset at a lower value. Concurrent with the issuance of the Preferred Stock issued

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


          to Pioneer, 539,000 warrants held by various investors were transferred to Pioneer with an exercise price of $2.50. These warrants were originally issued in 1996 in connection with an earlier private placement. In March 1999, the warrants' exercise price was reduced to $1.86 per share and the warrants were exercised.

          In connection with the Pioneer agreement, the Company entered into a Voting and Shareholders Agreement, dated as of November 16, 1998 (the "Pioneer Voting Agreement") with Pioneer and certain of the Company's shareholders. Pursuant to the Pioneer Voting Agreement, certain of the Company's shareholders, who beneficially own an aggregate of 3,995,000 shares of common stock, agreed to vote their shares in a manner that would ensure that at least one designee of Pioneer is elected as a director of the Company so long as Pioneer owns any preferred stock or common stock. Additionally, pursuant to the Pioneer Voting Agreement, any proposed transfer or sale of common stock by any of the principal shareholders is subject to Pioneer's participation right of co-sale.

          In connection with the Pioneer agreement, the CEO, Hollinger and Pioneer (collectively, the "Shareholders") entered into a Shareholders Agreement dated November 16, 1998. Pursuant to the Shareholder Agreement, the Shareholders agreed to vote their shares, for a term of five years from the date of the Shareholders Agreement, in a manner which would ensure that the Company's Board of Directors consist of the Company's CEO, two persons designated by Hollinger, and one designee of Pioneer.

     (b)  Common Stock

          In 1996, 1,024,935 shares of the Company's common stock was issued to investors at prices ranging from $0.50 per share to $5 per share pursuant to various private offerings and the conversion of notes previously issued.

          In 1996, concurrent with the issuance of $2,000,000 of unsecured promissory notes, the Company issued to each noteholder 3,000 shares of common stock for every $25,000 block of notes purchased from the Company. An additional 240,000 shares were issued to certain noteholders in association with the conversion of the notes and were subsequently recorded as financing costs in connection with the conversion of such amounts into common stock. No notes were outstanding as of December 31, 1996.

          From May to September 1997, AIME issued a total of 2,037,500 shares of Common Stock to various Accredited Investors at a purchase price of $1- $2 per share, for an aggregate cash consideration of $2,412,500. These shares were sold to various investors in a private offering pursuant to an exemption under Section 4(2) of the Securities Act. Of the 2,037,500 shares of Common Stock that were issued during this period, 1,662,500 of these shares were sold at a purchase price of $2 per "Unit," which consisted of two shares Common Stock and one warrant to purchase Common Stock at $2 per share. The sale of Units resulted in an aggregate issuance of 831,250 warrants. The remaining 375,000 shares that were issued during this period were issued upon the exercise by three accredited investors of their $2 warrants for an aggregate cash consideration of $750,000.

          In October of 1997, AIME issued a total of 150,000 shares of Common Stock to three Accredited Investors at a purchase price of $2 per Unit for an aggregate cash consideration of $150,000. These shares were sold to investors in a private offering pursuant to an exemption under
          Section 4(2) of the Securities Act. The sale of Units resulted in an aggregate issuance of 75,000 warrants.

          In February 1998, the Company issued 133,333 shares of common stock to a technology partner at $3.00 per share, representing the closing market price of the Company's stock on the date of issuance, in exchange for payments in kind such as: (i) technical lead services,
          (ii) services of an internet client-server software/architecture/back-end interface expert, (iii) telephone hardware/software engineering, (iv) third party testing fees, (v) user design of interface and field evaluation, (vi) costs of usability participants, (vii) test resources and (viii) miscellaneous expenses. Prior to the completion of certain events which would release the shares from escrow, the technology partner terminated the agreement. Following this termination, the Company requested the return of the shares from escrow; however, the technology partner disagreed with the Company and believes it is entitled to the escrowed shares. Because of this uncertainty, the shares have been deemed to be issued and outstanding until resolved. Non-cash expense for the consulting services rendered in the amount of $400,000 was recorded during 1998.

          In December 1998, the Company issued 126,221 shares of common stock to a strategic partner for consulting services rendered during the fourth quarter. Content production and development costs of $536,400 were recorded representing the closing market price of the Company's stock on the date of issuance.

     (c)  Dividends

          The Company has granted a covenant to Hollinger, such that the Company cannot pay any dividends on common stock so long as certain debentures, issued to Hollinger pursuant to a securities purchase agreement between the Company and Hollinger dated December 3, 1997, are outstanding. A similar covenant was granted to Pioneer with respect to the Series A Senior Convertible Preferred Stock ("Series A Preferred Stock") which was issued to Pioneer pursuant to an agreement between the Company and Pioneer dated November 16, 1998. Upon approval of 75% of the Board of Directors, the Company may pay cash dividends to Pioneer on the Series A Preferred Stock. Alternatively, upon approval of a majority of the Board of Directors, the Company may elect to pay dividends upon the Series A Preferred Stock by the issuance of additional shares of Series A Preferred Stock, which shall have the terms and conditions identical to other shares of Series A Preferred Stock. In lieu of payment in of cash dividends, on December 31, 1998, the Company paid stock dividends on Pioneer's preferred stock of 163 shares of Series A Preferred Stock.

(9)  Options and Warrants

     1995 Plan

     In 1995, the Board of Directors authorized the establishment of a stock option plan (the "1995 Plan"). The total number of shares of common stock subject to the 1995 Plan at that time was 1,000,000. In May 1997, the Board of Directors approved an amendment to the Company's 1995 Plan to increase the number of shares of common stock reserved for issuance to 1,500,000 shares. In October 1997, the Board of Directors approved another

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     amendment to the Company's 1995 Plan to increase the number of shares of common stock reserved for issuance to 7,500,000, with no more than 1,500,000 shares available for grant to one individual in any year.

     The Board shall from time to time at its discretion direct the Company to grant options to purchase shares of the Company's common stock pursuant to the terms of the 1995 Plan. The Board has the authority to determine the persons or entities to whom and the times at which options shall be granted, the number of option shares granted, the price, the vesting period and other terms and conditions thereof, taking into account the nature of the optionee's past services and responsibilities, present and potential contribution to the Company's success, and such other factors as it may deem relevant. All options generally expire five years from the date of grant.

     If any outstanding option granted under the 1995 Plan expires, lapses or is terminated for any reason, the option shares allocable to the unexercised portion of such option may again be the subject of an option granted pursuant to the 1995 Plan.

     Options terminate upon the earlier of the date of the expiration of the option or three months after the termination of the employment relationship between the Company or a subsidiary and the optionee for any reason other than death, disability, or retirement.

     In October 1997, the Board of Directors granted options to purchase 1,500,000 shares of common stock at an exercise price of $1 to an officer of the Company for the officer's services beginning in January 1997. The options vested, and became exercisable in increments of 500,000 options on October 10, 1997, January 2, 1998 and January 2, 1999. No compensation resulted from such option grant as the exercise price approximated fair market value based upon the value of the common shares issued in the Company's then most recent equity transaction with a third party (see note 8(b)). Subsequently, in August 1998, the officer and the Company entered into a separation agreement and as a result, 1,000,000 of the officer's stock options were canceled (see note 11).

     In 1997, the Company granted 860,000 stock options to various consultants as compensation for services rendered with exercise prices ranging from $2.00 to $3.75 per share, their fair market value of the Company's common stock at the respective dates of grant. Content production and development costs of $21,973, selling, general and administrative costs of $69,580 and discontinued operation costs of $908,447 have been recognized in the accompanying 1997 statement of operations representing the fair value of such options calculated using the Black-Scholes option valuation model. These options expire five years from date of grant. The remaining $46,402 relating to these grants was recognized as content production and development costs representing the services rendered to the Company during 1998.

     In 1998, 550,000 stock options were granted to various consultants by the Company as compensation for services rendered with exercise prices ranging from $2.50 to $4.00 per share, the fair market value of the Company's common stock at the date of grant. Content production and development costs of $104,450, selling, general and administrative expenses of $161,254 and discontinued operation costs of $13,240 have been recognized in the accompanying 1998 statement of operations representing the option's fair value of such option calculated using the Black-Scholes option valuation model. These options expire five years from date of grant.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     Summary of Option Activity

     A summary of option activity through December 31, 1998 follows:

                                                      Common        Weighted
                                                       stock         average
                                                    subject to      exercise
                                                      option          price
                                                      ------          -----
     Balance at January 1, 1996                        250,000        $1.00
     Options granted                                   100,000         5.00
                                                    ----------
     Balance at December 31, 1996                      350,000         2.14
     Options granted                                 3,718,588         2.35
                                                    ----------
     Balance at December 31, 1997                    4,068,588         2.33
     Options granted                                   812,508         4.03
     Options canceled                               (1,553,566)        2.14
                                                    ----------
     Balance at December 31, 1998                    3,327,530         2.83
                                                    ==========
     Shares available for grant
         at December 31, 1998                        4,172,470
                                                    ==========

     At December 31, 1998 and 1997, options to acquire 3,327,530 and 4,068,588 shares of common stock, respectively, were outstanding with 2,541,281 and 2,252,500 shares exercisable, respectively. The outstanding options are exercisable at prices ranging from $1.00 to $5.00 for 1998 and 1997.

     The Company applies APB Opinion No. 25 in accounting for its 1995 Plan and, accordingly, no compensation cost has been recognized for stock options granted to employees at fair market value in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant dates for all of its stock options under SFAS No. 123, the Company's net loss to common stockholders would have been increased to the pro forma amounts indicated below:

                                         1998            1997           1996
                                     ------------     ----------     ----------
     Net loss to common
       stockholders - as reported    $(37,284,342)    (7,776,030)    (3,749,394)
     Net loss to common
       stockholders - pro forma      $(38,762,314)    (9,133,863)    (4,187,109)

     Loss per share - as reported    $      (2.55)          (.90)          (.68)
     Loss per share - pro forma      $      (2.65)         (1.05)          (.76)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                     1998             1997             1996
                                 -------------    -------------    -------------

     Expected life (years)       5                5                5
     Interest rate               4.14% -  6.75%   5.77% - 6.30%    6.49% - 6.75%
     Volatility                  100% - 107.5%    100%             100%
     Dividend yield              0%               0%               0%


     The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $2.83, $2.33 and $2.14.

     The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's option, actual results could differ from those estimates.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                      Weighted
                                                         Weighted      average
                                                          average     remaining
         Range of           Number          Number       exercise    contractual
     exercise prices     outstanding     exercisable      price         life
     ---------------      ---------      -----------     --------     ---------

      $1.00 - 2.00        1,435,000       1,235,000       $1.45       3.0 years
       2.50 - 3.19          547,896         513,723        2.95       4.0 years
       3.63 - 3.91          692,591         384,197        3.84       4.0 years
       4.00 - 4.63          411,560         252,000        4.30       4.0 years
       4.69 - 5.94          210,183         156,361        5.12       3.1 years
       7.31 - 7.44           30,300            --          7.42       4.3 years
                          ---------       ---------
                          3,327,530       2,541,281
                          =========       =========

     Warrants and Purchase Option

     In 1998, warrants were issued by the Company to acquire 1,550,000 shares of common stock at prices ranging from $1.00 to $3.52 per share; all warrants are immediately exercisable. These warrants expire at a range of six months to five years. Of the total warrants issued in 1998, 1,500,000 of these warrants related to the Pioneer transaction (see note 8). Additionally, a portion of the Purchase Option related to Hollinger's exercisable conversion right for 575,595 shares of common stock was exercised (see note 7).

     In 1997 and 1996, the Company issued warrants to acquire a total of 1,881,250 and 1,624,000 shares of common stock, respectively, at prices ranging from $1.33 to $3.00 per share, in conjunction with sales of the Company's common stock to individuals and institutions. The 1997 and 1996 warrants both expire in approximately six months to two years.

     The following table summarizes information about the warrants Purchase Option outstanding all of which are currently exercisable, at December 31, 1998:

                                          Weighted        Weighted average
                                           average            remaining
     Date of            Number            exercise          contractual
      issue           outstanding          price                life
     -------          -----------         --------        -----------------
      1996               539,000          $ 2.50             0.5 years
      1997                50,000            2.00             0.6 years
      1998             1,000,000            3.52             4.9 years
                       ---------
                       1,589,000

     The above information excludes the Purchase Option and Purchase Warrants to purchase up to 15% and 30% of the Company respectively held by Hollinger (see note 7).

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


(10) Income Taxes

     The difference between the statutory federal income tax rate and the Company's effective tax rate for the period ended December 31, 1998 is principally due to the Company's incurring net operating losses for which no tax benefit was recorded.

     For Federal income tax purposes, the Company has unused net operating loss carryforwards of approximately $28,136,000 expiring in 2018.

     The availability of the net operating loss carryforwards to offset income in future years, if any, is limited by Internal Revenue Code Section 382 as a result of certain changes in ownership that have occurred. Due to this limitation, and the uncertainty regarding the ultimate utilization of the net operating loss carryforward, no tax benefit for losses has been recorded by the Company in 1997 and 1998, and a valuation allowance has been recorded for the entire amount of the net deferred tax asset.

     The tax effects of temporary differences that give rise to the deferred tax asset December 31, 1998 and 1997 are as follows:

                                                     1998                1997
                                                 ------------      ------------
Deferred tax assets and liabilities:
Accretion of Original Issue Discount             $  1,762,491              --
Stock Options for Services                            705,059           420,000
Other Accrued Expenses                                420,748           186,854
Net operating loss carryforwards                   11,817,207         4,246,812
                                                 ------------      ------------
    Total gross deferred tax assets                14,705,505         4,853,666

Less valuation allowance                          (14,705,505)       (4,853,666)
                                                 ------------      ------------
    Net deferred tax asset                       $       --                --
                                                 ============      ============

     The valuation allowance increased by $9,851,838 and $3,082,182 during the years ended December 31, 1998 and 1997, respectively.

(11) Commitments and Contingencies

     License Agreement Bid.Com International Inc.

     In December 1998, the Company entered into a license agreement (the "License Agreement") with Bid.Com, an Internet online auction company. Pursuant to the License Agreement, the Company entered into a non-exclusive license to use Bid.Com's online auction technology to develop auction opportunities on the Web and other broadband platforms. The License Agreement expires June 30, 2001. The Company also entered into a joint venture with Bid.Com with plans to create a shopping channel based on Bid.Com's state-of-the-art online auction and electronic commerce ("e-commerce") technology. Through this joint venture with Bid.Com, the Company seeks to provide consumers with an entertaining shopping experience in a variety of electronic media platforms. The Company has agreed with Bid.Com to share in the gross margin created through the joint venture pursuant to a formula set forth in the License Agreement. In exchange for consulting services, the Company issued to Bid.Com an aggregate 126,221 shares of common stock. The Company has no obligation to fund the joint venture nor was there any activity in the joint venture during 1998.

     Syndication Agreement with United Stations Radio Network

     In December 1998, the Company entered into an agreement with United Stations Radio Network, a radio program distributor, for the promotional radio and Internet syndication of portions of ComedyNet's audio programming. Pursuant to the agreement, United Stations Radio Network has agreed to syndicate an audio version of "A ComedyNet Minute." The Company shares in the cash compensation for the spots within the ComedyNet minute and shall receive an announcement before and after each segment airs which states, "Brought to you by ComedyNet.com."

     Litigation

     The Company is party from time to time to legal proceedings generally incidental to its business. Management believes the outcome of such litigation will not have a material adverse effect on the consolidated financial position, operating results or cash flows of the Company.

     The Company has been named as a defendant in an action brought in the United States District Court for the Eastern District of Pennsylvania by two former employees of the Company. The action, filed in December 1998, alleges that the Company breached certain terms in its employment agreements with the plaintiffs relating to options to purchase Company stock. The plaintiffs seek monetary damages of approximately $1.4 million. Also named as defendants are two executive officers of the Company. The Company believes that the claims are without merit and intends to defend against the claims vigorously.

     Leases

     The Company leases certain computer equipment, software licenses and audio visual production equipment under agreements which are classified as capital leases. The capital leases all expire within a six month to five year span. All of the capital leases have bargain purchase options at the end of the original lease term. Assets under capital leases are included in the consolidated balance sheet as follows:

     Computer equipment and software licenses            $ 141,185
     Audio visual production equipment and other           183,357
                                                         ---------
                                                           324,542

     Less accumulated depreciation                         (41,867)
                                                         ---------

                    Total                                $ 282,675
                                                         =========

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


     In addition, beginning in June 1996, the Company entered into various operating leases with expiration dates through July 2002 for its offices including certain office equipment in New York, New York. The Company also has an operating lease obligation in Cherry Hill, New Jersey, which expires October 2001.

     Future minimum lease payments, by year and in the aggregate, under the aforementioned leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of December 31, 1998 are as follows:

                                                      Capital        Operating
          Fiscal year ending                          leases          leases
     ----------------------------------              ---------     -----------
                 1999                                $ 136,324         447,865
                 2000                                   57,606         430,664
                 2001                                   18,456         171,132
                 2002                                   13,024           7,211
                 2003                                    5,192            --
                                                     ---------     -----------

     Total minimum lease payments                      230,602     $ 1,056,872
                                                                   ===========
     Less amount representing interest                 (30,314)
                                                     ---------
     Present value of net minimum lease
       payments                                        200,288

     Less current installments                         119,014
     Capital lease obligations, excluding            ---------
       current installments                          $  81,274
                                                     =========

     Rent expense for the years ended December 31, 1998, 1997 and 1996 amounted to $183,938, $102,468 and $12,102, respectively.

     Employment Agreements

     On October 10, 1997, the Company entered into five-year employment agreements with two of its key executives. These agreements could be terminated by the Company at any time, with or without cause. Each agreement provides for a minimum fixed annual salary of $250,000, which shall be increased in 1998 by $50,000. Each employee's base salary for the years 1999, 2000, 2001 and 2002 shall be determined by good faith negotiation between the employees and the Company, but in no event shall be less than $300,000. The agreements also provide for participation for bonuses and stock options as determined by the Company. The agreements provide for severance pay in the event of a termination without cause, death, disability or as a result of a change in control of the Company.

     On August 28, 1998, the Chief Executive Officer (CEO) entered into a separation agreement with the Company. As a result, the President of the Company was elected CEO by the Board of Directors. Under this separation agreement, the Company incurred severance of approximately $150,000. In addition, 1,000,000 of the former CEO's stock options were canceled.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

(12) Disclosures about the Fair Value of Financial Instruments

     Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Expenses, and Convertible Secured Debentures

     The convertible secured debentures approximate estimated fair value at December 31, 1998 (see note 7). The carrying amounts of the various instruments, other than the convertible secured debentures payable, approximate fair value because of their short maturities.

     Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(13) Partner Advances

     As part of its strategy to reduce cash expenditures, the Company from time to time issues warrants in connection with various partner agreements. Accordingly, the Company expenses or capitalizes such warrant issuances based on the nature and timing of the services rendered.

     In September of 1998, the Company entered into a five year agreement with Off Hour Rockers, Inc. ("OHR") whereby the Company granted OHR 100,000 warrants with a strike price of $2.50 in exchange for certain revenue sharing arrangements, non-exclusive rights to comedic content created by Jackie "The Jokeman" Martling, and the ability to host and include OHR's Jokeland.com website within the Company's ComedyNet site.

     These warrants were valued at $200,000, using the Black-Scholes model and the following assumptions:

          Expected Life                                      5 years
          Interest Rate                                        4.91%
          Volatility                                          107.5%
          Dividend Yield                                        0.0%

     The value of the warrants issued has been recorded in the 1998 balance sheet as partner advances and will be amortized ratably over the contract term. No expense was recorded in 1998 as the Company did not launch the Jokeland.com website until March 1999.

(14) Discontinued Operations

     In the first quarter of 1999, the Board of Directors approved the Company's decision to discontinue its webPASSPORT division (see note 15(a)). The closing is expected to occur early in the second quarter of 1999. Accordingly, operating results have been reclassified and reported in discontinued operations. Operating results of the discontinued operations are as follows:

                                                 1998            1997            1996
                                             ------------    ------------    ------------
Revenues                                     $       --           724,907       1,355,629
Expenses:
  Cost of revenues                                   --           625,687       1,300,341
  Research and development                      9,160,076       1,637,290         595,351
  Content production and development costs        325,847         208,256         583,058
  Selling, general and administrative           2,449,250       4,370,044       1,403,413
  Loss on disposition of business                    --           617,058            --
                                             ------------    ------------    ------------
    Operating loss                            (11,935,173)     (6,733,428)     (2,526,534)

Other income (expenses):
  Interest income                                  41,728          31,479          24,374
  Interest expense                               (630,699)        (35,512)        (47,234)
  Financing costs                                    --              --        (1,200,000)
                                             ------------    ------------    ------------

Net loss                                     $(12,524,144)     (6,737,461)     (3,749,394)
                                             ============    ============    ============



     The above net loss excludes the loss on disposal of $609,086 in 1998.

                        AMERICAN INTERACTIVE MEDIA, INC.
                                AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

     Assets and liabilities of the discontinued operations are as follows at December 31:

                                                   1998            1997
                                                ---------        ---------
     Product inventory                          $    --            306,671
     Technology license, net                         --            365,735
     Net fixed assets                                --            103,666
     Other assets                                   2,365            2,445
     Accrued expenses                            (569,251)        (275,728)
                                                ---------        ---------
     Net assets (liabilities)                   $(566,886)         502,789
                                                =========        =========

     Interest expense of $630,699, $35,512 and $47,234 are included in discontinued operations representing the percentage of the estimated expenditures related to the webPASSPORT operations.

     The following information reconciles the net loss to net cash used in discontinued operations:

                                                                     1998                 1997                1996
                                                                 ------------        ------------        ------------
Net loss from discontinued operations                            $(12,524,144)         (6,737,461)         (3,749,349)

Adjustments to reconcile net loss to net cash used in
  discontinued operations:
    Noncash expenses included in net loss:
      Impairment loss on technology licenses                        3,402,607                --                  --
      Depreciation and amortization                                 2,103,817             446,841              24,130
      Common stock issued related to debt financing                      --                  --             1,200,000
      Interest and debt discount on secured debentures                621,827              35,512                --
      Stock options and common shares issued for services           1,324,527           1,000,000                --
      Loss on disposition of business                                    --               617,058                --

    Changes in assets and liabilities                                 (83,817)          1,048,781            (537,084)
                                                                 ------------        ------------        ------------
      Net cash used in discontinued operations                   $ (5,155,183)         (3,589,269)         (3,062,303)
                                                                 ------------        ------------        ------------

(15) Subsequent Events - Unaudited

     (a) Pursuant to the Company's Board approved plans to divest the webPASSPORT system, on March 3, 1999, the Company signed a Letter of Intent with PowerChannel, Inc. ("PowerChannel") for the sale of the webPASSPORT server infrastructure and related equipment in conjunction with the grant of a non-exclusive, worldwide license to operate and use the webPASSPORT System. Pursuant to the Leter of Intent, PowerChannel will take over the operations of the webPASSPORT System and assume all attendant responsibilities. In consideration, PowerChannel has agreed to (i) execute a promissory note in the principal amount of $1 million, to mature December 31, 2000, convertible at the Company's option into 200,000 shares of PowerChannel common stock at a conversion price of $5.00 per share,
          (ii) pay the Company a one-time license fee of $10.00 for each set-box utilizing the webPASSPORT System that PowerChannel installs for its customers.

          Additionally, in exchange for all of the webPASSPORT related inventory, the Company received from PowerChannel, Inc. a non-interest bearing promissory note with a face value of $90,000. This short-term note is due in three monthly installments beginning on or about June 1, 1999. As a result of the limited operating history of Power Channel as of December 31, 1998, the Company wrote off the entire amount of the webPASSPORT related inventory in connection with the Company's decision to discontinue the webPASSPORT operations.

     (b) On March 29, 1999, Pioneer exercised 539,000 warrants acquired as part of the November 1998 purchase of Class A Preferred Stock. As an inducement to Pioneer to exercise these warrants, the original strike price of the warrants was reduced from $2.50 to $1.86. Additionally, the strike price of the remaining 1,000,000 warrants issued in connection with the purchase of the Class A Preferred Stock was reduced from $3.52 to $2.00. Further, Hollinger agreed, at the closing of a financing by Pioneer of at least $10,000,000, or consummated through Pioneer's active and substantial efforts, before AIME receives financing independent of Pioneer of $10,000,000 or more, to retire both the Purchase Option and the Purchase Warrant in exchange for 2,000,000 shares of our Common Stock.

          On May 12, 1999, Pioneer exercised 500,000 warrants required as part of the November 1998 purchase of Class A Preferred Stock. As an inducement to Pioneer to exercise these warrants, the Company granted to Pioneer an additional 1,000,000 warrants. These warrants have a strike price of $2.50 and expire on May 11, 2000.

     (c) On March 31, 1999, the Company and iConnect, Inc. ("iConnect") entered into an agreement whereby the Company was granted a 25% equity stake in iConnect in exchange for the assignment of various vendor contracts and the consent to allow iConnect and its primary shareholder to pursue certain discontinued operations of the Company. Until March 31, 1999, iConnect's founder and primary shareholder was an employee of the Company.

     (d) In 1999, the Board of Directors authorized the establishment of a stock incentive plan. The total number of shares of common stock for issuance under the plan is 6,500,000 shares. Under the terms of the plan, the company is authorized to grant stock options that qualify as incentive stock options under Section 422 of the Code of 1986 and nonqualified stock options to salaried officers and other key employees of the Company and its subsidiaries and to outside consultants and advisors.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


     Schiffman Hughes Brown was the principal accountants for AIME until October 10, 1997. On October 10, 1997, that firm's appointment as principal accountants was terminated and KPMG LLP was engaged as principal accountants. The decision to change accountants was approved by the Board of Directors.

     During the registrant's two most recent fiscal years, there were no disagreements with Schiffman Hughes Brown on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements if not resolved to their satisfaction would have caused them to make reference thereof in connection with their reports.

     None of the "reportable events" described under Item 304(a)(1)(v) of Regulation S-K occurred within the registrant's two most recent fiscal years.

     The audit report of Schiffman Hughes Brown on the consolidated financial statements of AIME as of and for the year ended December 31, 1996 did not contain any adverse opinion, or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. A letter from Schiffman Hughes Brown is filed as Exhibit 16 to this Registration Statement.

     During the registrant's two most recent fiscal years prior to October 10, 1997, KPMG LLP had not been engaged as an independent accountant to audit either registrant's financial statements or the financial statements of any of its subsidiaries, nor had it been consulted regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant's financial statements


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements

     The following Consolidated Financial Statements of American Interactive Media, Inc. and the Independent Auditors' Reports are included in Item 13 of this Form 10.

     Independent Auditors' Reports.

     Consolidated Balance Sheets as of December 31, 1998 and 1997.

     Consolidated Statements of Operations for the years ended December 31, 1998, 1997 and 1996.

     Consolidated Statements of Stockholders' (Deficit) Equity for the years ended December 31, 1998, 1997 and 1996.

     Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996.

     Notes to the Consolidated Financial Statements.

     (b)  Exhibit List

Exhibit
Number                                 Description of Exhibit
------                                 ----------------------

2.1 Agreement and Plan of Merger dated September 26, 1997 among American Interactive Media, Inc., AIME Merger Corp. and WebFeat, Inc.*

3.1       Certificate of Incorporation of Registrant

3.2       By-laws of Registrant

4.1       Floating Rate Convertible Secured Debenture dated December 4, 1997

4.2       Floating Rate Convertible Secured Debenture dated February 3, 1998

4.3 Securities Purchase Agreement dated December 3, 1997 between Hollinger Digital, Inc. and American Interactive Media, Inc., as amended by a Consent and Waiver between Hollinger Digital, Inc. and American Interactive Media, Inc. dated as of November 16, 1998.

4.4 Consent and Waiver Agreement dated November 16, 1998 by and among Hollinger Digital, Inc., Pioneer Ventures Associates Limited Partnership and American Interactive Media, Inc.

4.5 Pledge and Security Agreement dated December 4, 1997 by and among American Interactive Media, Inc. and Hollinger Digital, Inc.

4.6 Certificate of Designation of Series A Senior Convertible Preferred Stock of American Interactive Media, Inc., dated November 16, 1998 as filed with the Delaware Secretary of State on November 16, 1998

9.1 Voting Trust and Stockholders' Agreement dated January 1, 1997 by and among WebFeat, Inc., Mark Graff and the Stockholders (as defined therein)

9.2 Voting and Shareholders Agreement dated as of November 16, 1998 by and among Pioneer Ventures Associates Limited Partnership and the Principal Shareholders of American Interactive Media, Inc. (as defined therein)

9.3 Shareholders Agreement dated as of November 16, 1998 by and among Hollinger Digital, Inc., Pioneer Ventures Associates Limited Partnership and Mark Graff

10.1      Employment Agreement dated as of October 10, 1997 by and among Peter
          B. Yunich and American Interactive Media, Inc.

10.2 Separation Agreement dated as of August 28, 1998 by and among Peter B. Yunich and American Interactive Media, Inc.

10.3 Employment Agreement dated October 10, 1997 by and among Mark Graff and American Interactive Media, Inc.

10.4      1999 Stock Incentive Option Plan

10.5 Investment Agreement dated November 16, 1998 by and between Pioneer Ventures Limited Partnership and American Interactive Media, Inc.

10.6 AIM Stock Agreement dated as of December 30, 1998 by and among American Interactive Media, Inc. and Bid.Com International Inc. +

10.7 AIM License Agreement dated as of December 30, 1998, by and among American Interactive Media, Inc. and Bid.Com International Inc. +

10.8 Operating Agreement of AIM/New Tech LLC dated as of August 27, 1998 by and among AIM/New Tech LLC, New Tech Entertainment, LLC and American Interactive Media, Inc. +

10.9 Common Stock Purchase Option dated December 4, 1997 issued to Hollinger Digital, Inc.

10.10     Warrant dated December 4, 1997 issued to Hollinger Digital, Inc.

10.11 Warrant dated November 16, 1998 issued to Pioneer Ventures Associates Limited Partnership

10.12     Warrant dated November 16, 1998 issued to Ventures Management Partners
          LLC

16.1      Letter re change in certifying accountant

27        Financial Data Schedule

----------
*    Schedules are omitted and will be furnished upon request.

+    To be filed by amendment.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               AMERICAN INTERACTIVE MEDIA, INC.
                                         (Registrant)

Dated: May 14, 1999


                               By: /s/ Mark Graff
                                   ---------------------------------------------
                                   Name:  Mark Graff
                                   Title:  President and Chief Executive Officer

Exhibit                                                              Sequential
 Number                      Description of Exhibit                  Page Number
-------   -------------------------------------------------------    -----------
2.1 Agreement and Plan of Merger dated September 26, 1997 among American Interactive Media, Inc., AIME Merger
          Corp. and WebFeat, Inc.*

3.1       Certificate of Incorporation of the Registrant

3.2       By-laws of the Registrant

4.1       Floating Rate Convertible Secured Debenture dated
          December 4, 1997

4.2       Floating Rate Convertible Secured Debenture dated
          February 3, 1998

4.3 Securities Purchase Agreement dated December 3, 1997 between Hollinger Digital, Inc. and American Interactive Media, Inc., as amended by a Consent and Waiver between Hollinger Digital, Inc. and American Interactive Media, Inc. dated as of November 16, 1998.

4.4 Consent and Waiver Agreement dated November 16, 1998 by and among Hollinger Digital, Inc., Pioneer Ventures
          Associates Limited Partnership and American Interactive
          Media, Inc.

4.5 Pledge and Security Agreement dated December 4, 1997 by and among American Interactive Media, Inc. and
          Hollinger Digital, Inc.

4.6       Certificate of Designation of Series A Senior
          Convertible Preferred Stock of American Interactive
          Media, Inc., dated November 16, 1998 as filed with the Delaware Secretary of State on November 16, 1998

9.1       Voting Trust and Stockholders' Agreement dated January
          1, 1997 by and among WebFeat, Inc., Mark Graff and the
          Stockholders (as defined therein)

9.2 Voting and Shareholders Agreement dated as of November 16, 1998 by and among Pioneer Ventures Associates Limited Partnership and the Principal Shareholders of American Interactive Media, Inc. (as defined therein)

9.3 Shareholders Agreement dated as of November 16, 1998 by and among Hollinger Digital, Inc., Pioneer Ventures
          Associates Limited Partnership and Mark Graff

10.1 Employment Agreement dated as of October 10, 1997 by and among Peter B. Yunich and American Interactive
          Media, Inc.

10.2 Separation Agreement dated as of August 28, 1998 by and among Peter B. Yunich and American Interactive Media,
          Inc.

10.3 Employment Agreement dated October 10, 1997 by and among Mark Graff and American Interactive Media, Inc.

10.4      1999 Stock Incentive Option Plan

Exhibit                                                              Sequential
 Number                      Description of Exhibit                  Page Number
-------   -------------------------------------------------------    -----------
10.5 Investment Agreement dated November 16, 1998 by and between Pioneer Ventures Limited Partnership and
          American Interactive Media, Inc.

10.6 AIM Stock Agreement dated as of December 30, 1998 by and among American Interactive Media, Inc. and Bid.Com
          International Inc. +

10.7 AIM License Agreement dated as of December 30, 1998, by and among American Interactive Media, Inc. and Bid.Com
          International Inc. +

10.8      Operating Agreement of AIM/New Tech LLC dated as of
          August 27, 1998 by and among AIM/New Tech LLC, New Tech
          Entertainment, LLC and American Interactive Media, Inc.
          +

10.9 Common Stock Purchase Option dated December 4, 1997 issued to Hollinger Digital, Inc.

10.10     Warrant dated December 4, 1997 issued to Hollinger
          Digital, Inc.

10.11     Warrant dated November 16, 1998 issued to Pioneer
          Ventures Associates Limited Partnership

10.12     Warrant dated November 16, 1998 issued to Ventures
          Management Partners LLC

16.1      Letter re change in certifying accountant

27        Financial Data Schedule

--------
*    Schedules are omitted and will be furnished upon request

+    To be filed by amendment